Exhibit (a)(1)(K)

Amended and Restated Offer to Purchase for Cash

by

AMN Healthcare Services, Inc.

up to

An Aggregate of $180.0 million of its Securities  Consisting of

An Aggregate of $175.0 million of Shares of its  Common Stock, par value $0.01 per Share,

and

An Aggregate of $5.0 million of Vested and Exercisable  Options to Purchase Shares of its Common Stock

At a Purchase Price of $18.00 per Share and

$18.00 per Option (Less the Applicable Option Exercise Price)

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON OCTOBER 8, 2003, UNLESS THE OFFER IS EXTENDED.

We, AMN Healthcare Services, Inc., a Delaware corporation, invite holders of our common stock, par value $0.01 per share (“Shares”) to tender their Shares for purchase by us at a price of $18.00 per Share, net to the seller in cash, without interest. We also invite holders of the 3,138,030 vested and exercisable options to purchase Shares (each, an “Option”) at exercise prices less than $18.00 per Share that were outstanding as of September 2, 2003 to tender each such Option for purchase by us at a price equal to $18.00, less the applicable exercise price of such Option, net to the seller in cash, without interest. We will purchase Shares and Options (collectively, the “Securities”) whose purchase price does not exceed $180.0 million, in the aggregate, consisting of up to $175.0 million of Shares, and up to $5.0 million of Options. Assuming we do not elect to increase the size of the Offer, we will not purchase more than 9,722,222 Shares or more than 487,860 Options (assuming the Options with the highest exercise prices are tendered). If more than $175.0 million in aggregate purchase price of Shares are tendered, the amount of Shares tendered by each holder thereof will be subject to proration. If more than $5.0 million in aggregate purchase price of Options are tendered, the amount of Options tendered by each holder thereof will be subject to proration. Shares and Options will be subject to two separate proration calculations. See “Section 1. Terms of the Offer; Expiration Date” for more details concerning the proration procedures. Our principal stockholders, who held, as of September 2, 2003, approximately 46.7% of our outstanding Shares, have informed us that they intend to tender all of their Shares in the Offer. In addition, certain directors and executive officers of the Company have advised us that they intend to tender in the Offer Securities with an expected aggregate purchase price of approximately $8.5 million. As a result, we expect that all tenders of Shares and Options will be subject to proration.

As used in this Amended and Restated Offer to Purchase (the “Offer to Purchase”), the terms “the Company,” “we,” “us,” “our” and similar terms refer to AMN Healthcare Services, Inc., unless the context clearly indicates otherwise.

Our offer is being made upon the terms and subject to the conditions described in this Offer to Purchase and the related Letter of Transmittal (including the proration provisions described herein), which, as amended or supplemented from time to time, together constitute this “Offer.” This Offer is not conditioned on any minimum amount of either Shares or Options being tendered. However, this Offer is subject to certain other conditions. See “Section 5. Certain Conditions to the Offer.”

Although we currently have no plans to do so, we may, in the future, distribute additional cash to holders of our securities, including by way of one or more dividends, distributions or repurchases of our securities on the open market, in private transactions or by other methods, subject to the approval of our Board of Directors and compliance with Rule 13e-4 of the Securities Exchange Act of 1934. See “Section 13. Future Plans of the Company.” Future purchases may be on the same terms or on terms that are more or less favorable to the holders of the purchased securities than the terms of this Offer.

Our Shares are listed and traded on the New York Stock Exchange (“NYSE”) under the symbol “AHS.” We first publicly announced the Offer after the close of trading on the NYSE on August 28, 2003. On August 28, 2003, the last reported sale price of our Shares on the NYSE was $14.44. See “Section 6. Price Range of Shares.” We urge you to obtain current market quotations for the Shares.

Neither we nor our Board of Directors make any recommendation to you as to whether to tender or refrain from tendering your Securities. You must make your own decision as to whether to tender your Securities and, if so, how many Securities to tender. In doing so, you should consider our reasons for making this Offer. See “Section 9. Purpose of the Offer; Certain Effects of the Offer” and “Section 6. Price Range of Shares.”

September 19, 2003

IMPORTANT

If you wish to tender all or any part of the Shares registered in your name, you should follow the instructions described in “Section 1. Terms of the Offer; Expiration Date” and “Section 2. Procedures for Tendering Securities” carefully, including completing a Letter of Transmittal in accordance with the instructions and delivering it, along with your share certificates and any other required items, to Mellon Investor Services LLC, our Depositary. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact the nominee if you desire to tender your Shares and request that the nominee tender your Shares for you.

Any stockholder who desires to tender Shares and whose certificates for those Shares are not immediately available, or cannot be delivered to the Depositary, or who cannot comply with the procedure for book-entry transfer or whose other required documents cannot be delivered to the Depositary by the expiration of the Offer, may tender the Shares pursuant to the guaranteed delivery procedure set forth in “Section 2. Procedures for Tendering Securities.”

If you hold Options, you may tender all or part of your Options, and you should follow the instructions described in “Section 1. Terms of the Offer; Expiration Date” and “Section 2. Procedures for Tendering Securities” carefully, including completing and delivering an Election to Tender Options in accordance with the instructions. You should not enclose with the Election to Tender Options the option agreement relating to any Option you tender.

We are offering to purchase Securities with an aggregate purchase price of up to $180.0 million, consisting of up to $175.0 million of Shares and up to $5.0 million of Options. The proration calculation, as described in Section 1 below, will apply separately to the Shares and the Options.

Shares validly tendered with a Letter of Transmittal in the form distributed with the original Offer to Purchase, dated September 4, 2003 (the “Original Offer to Purchase”), will be accepted notwithstanding subsequent changes made by the Company to the form of Letter of Transmittal. In addition, the Notice of Guaranteed Delivery distributed with the Original Offer to Purchase will be accepted notwithstanding subsequent changes made by the Company to the form of the Notice of Guaranteed Delivery. Options validly tendered with an Election to Tender Options in the form distributed with the Original Offer to Purchase will be accepted notwithstanding subsequent changes made by the Company to the form of the Election to Tender Options. Notwithstanding anything contained in the Election to Tender Options distributed with the Original Offer to Purchase, no tendering holder of Options shall be deemed to have read this Offer to Purchase, the Original Offer to Purchase or any Election to Tender Options distributed with this Offer to Purchase or the Original Offer to Purchase.

You may request additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery from Mellon Investor Services LLC, our Information Agent, at its address and telephone number printed on the back cover of this Offer to Purchase. If you hold Options, you may request additional copies of the Election to Tender Options from the Company, 12400 High Bluff Drive, Suite 100, San Diego, California, 92130, Attn: Legal Department.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your Securities in this Offer. You should rely only on the information contained in this document or other documents to which we refer you in this Offer to Purchase. We have not authorized anyone to provide you with information or to make any representation in connection with this Offer other than those contained in this Offer to Purchase and the documents to which we refer you, including the Letter of Transmittal and the Election to Tender Options. If anyone makes any recommendation or gives any other information or representation, you must not rely upon it as having been authorized by us.

This document is dated September 19, 2003. You should not assume that the information contained in this document is accurate as of any date other than this date. The mailing of this document to holders of Securities shall not imply information is accurate as of any other date.

SUMMARY TERM SHEET

We are offering to purchase Securities with an aggregate purchase price of up to $180.0 million, consisting of up to $175.0 million of Shares and up to $5.0 million of Options. We are offering to purchase Shares at a price of $18.00 per Share, net to you in cash, without interest and Options at a price equal to $18.00, less the applicable exercise price of such Option, net to you in cash, without interest. The following are some of the questions that you, as a holder of Securities, may have and answers to those questions. This summary highlights the most material information from this Offer to Purchase. To understand the Offer fully and for a more complete description of the terms of the Offer, you should read carefully this entire Offer to Purchase, the Letter of Transmittal and, if you hold Options, the Election to Tender Options. We have included page references parenthetically to direct you to a more complete description of the topics in this summary.

Q.	What securities is the Company offering to purchase? (Page 1)

A.	We are offering to purchase Securities with an aggregate purchase price of up to $180.0 million, consisting of up to $175.0 million of Shares and up to $5.0 million of Options, or such lesser amount of such Securities that holders properly tender in the Offer. Assuming we do not elect to increase the amount that we will purchase, if more than $175.0 million in aggregate purchase price of Shares are tendered, all Shares tendered will be purchased on a pro rata basis, and if more than $5.0 million in aggregate purchase price of Options are tendered, all Options tendered will be purchased on a pro rata basis. Assuming we do not elect to increase the size of the Offer, we will not purchase more than 9,722,222 Shares or more than 487,860 Options (assuming the Options with the highest exercise prices are tendered). The number of Options we actually purchase in the Offer will likely be lower than 487,860 because holders of Options will likely tender Options with varying exercise prices.

Q.	What are the intentions of the Company’s principal stockholders and management with respect to their Securities? (Pages 4 and 24)

A.	HWH Capital Partners, L.P., HWH Nightingale Partners, L.P., HWP Nightingale Partners II, L.P. and HWP Capital Partners II, L.P. (together, the “HW Stockholders”), which together owned approximately 46.7% of the outstanding Shares as of September 2, 2003, have informed us that they intend to tender all of their Shares in the Offer. Steven C. Francis, our Chief Executive Officer, has informed us that he will not be tendering any of the Securities he beneficially owns. In addition, other directors and executive officers of the Company have advised us that they intend to tender in the Offer Securities with an expected aggregate purchase price of approximately $8.5 million. Therefore, the amount of any Securities you tender likely will be reduced pursuant to the proration procedures described below.

Q.	How will the proration calculation work? (Page 4)

A.

Proration refers to our purchase of properly tendered Securities on a pro rata basis if more than $175.0 million in aggregate purchase price of Shares or more than $5.0 million in aggregate purchase price of Options, as the case may be, or such greater amount as we may elect to purchase, subject to applicable law, are properly tendered. Shares and Options will be subject to two separate proration calculations. If proration of tendered Shares or Options is required, we will determine the proration factor promptly after the expiration date. The proration factor for each holder tendering Shares will be based on the ratio that the number of Shares tendered by such holder bears to the total number of Shares validly tendered into the Offer and not withdrawn before the expiration date. The proration factor for each holder of tendering Options will be based on the ratio that the number of Share equivalents underlying the Options validly tendered into the Offer by such holder bears to the total number of Share equivalents underlying all Options validly tendered into the Offer and not withdrawn before the expiration date. For purposes of calculating the proration factor for Options, the number of Share equivalents underlying Options will be based on the number of Share equivalents that would result from a cashless exercise of the relevant Options (valuing the Share equivalents at $18.00 each). Holders who tender Options with different exercise prices will be permitted to specify the order in which their Options will be taken in the proration process. If no order is specified, Options will be taken ratably based on number of Options. As of September 2, 2003 there were Options to purchase an aggregate of 3,138,030 Shares that were eligible to be tendered into the Offer, whose aggregate purchase price would be approximately $41.6 million if they were all tendered into the Offer. Proration will apply even if you hold fewer than 100 Securities. All Shares not purchased pursuant to the Offer, including Shares not purchased because of proration, will be returned to the tendering holders at our expense. All Options not purchased pursuant to the Offer, including Options not purchased because of proration, will continue to be outstanding in accordance with their terms.

Q.	Why is this Offer to Purchase being amended and restated? (Page 4)

A.	In the Original Offer to Purchase, the Company sought Shares and Options with an aggregate purchase price of $180.0 million and did not allocate any particular amount of this aggregate purchase price to either Shares or Options. In order to make the Offer more understandable to holders tendering their Securities, the Offer has been amended to provide that the aggregate purchase price of Shares that will be accepted for payment is limited to $175.0 million and the aggregate purchase price of Options that will be accepted for payment is limited to $5.0 million, in each case, assuming we do not elect to increase the size of the Offer. In addition, in the event the Offer is oversubscribed, Shares and Options will be accepted on a pro rata basis, but subject to separate proration calculations for the Shares, on the one hand, and the Options on the other, as described in Section 1 below. The Original Offer to Purchase stated that Shares and Options would be subject together to a single proration calculation. The purchase prices of Shares and Options have not changed.

Q.	How much will the Company pay me for my Shares, and what is the form of payment? (Page 1)

A.	Stockholders whose Shares are purchased in the Offer will be paid the purchase price of $18.00 per Share, net in cash, without interest, promptly after the expiration of the Offer. Under no circumstances will we pay interest on the purchase price, including but not limited to, by reason of any delay in making payment.

If you are the record holder of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses to the Information Agent or the Depositary. If you hold your Shares through a custodian, and your custodian tenders your Shares on your behalf, your custodian may charge you a fee for doing so. You should consult your custodian to determine whether any charges will apply.

Q.	Are all Options eligible to be tendered into the Offer? How much will the Company pay me for my Options, and what is the form of payment? (Page 1)

A.	We are offering to purchase only those Options with exercise prices less than $18.00 per Share that are vested and exercisable and held as of September 2, 2003. Holders of Options whose Options are purchased in the Offer will be paid an amount per Option equal to the difference between $18.00 and the exercise price of such Option, net in cash, without interest, promptly after expiration of the Offer. Under no circumstances will we pay interest on the purchase price, including but not limited to, by reason of any delay in making payment.

Q.	When does the Offer expire? Can the Company extend the Offer and, if so, how will I be notified? (Pages 3 and 30)

A.	The Offer expires on October 8, 2003 at 12:00 midnight, Eastern Time, unless we decide to extend the Offer. We may extend the Offer at any time. We cannot assure you, however, that the Offer will be extended or, if extended, for how long. If the Offer is extended, we will make a public announcement of the extension no later than 9:00 a.m., Eastern Time, on the next business day following the previously scheduled expiration of the Offer period.

Q.	What is the purpose of the Offer? (Page 18)

A.

We have evaluated our operations, strategy, potential acquisition opportunities, alternatives to the Offer and expectations for the future and believe that the Offer is a prudent use of our financial resources, given our free cash flow, capital structure and current market price of our common stock. This Offer allows stockholders an opportunity to realize at least a portion of their investment in our Shares. Stockholders who

v

choose not to tender their Shares will own a larger interest in the Company. We are offering to purchase Options as a mechanism to allow the holders of vested and exercisable Options to realize the equity value of their Options.

Although we currently have no plans to do so, we may, in the future, distribute additional cash to holders of our securities, including by way of one or more dividends, distributions or repurchases of our securities on the open market, in private transactions or by other methods, subject to the approval of our Board of Directors and compliance with Rule 13e-4 of the Securities Exchange Act of 1934. See “Section 13. Future Plans of the Company.” Future purchases may be on the same terms or on terms that are more or less favorable to the holders of the purchased securities than the terms of this Offer.

Q.	How will the Company pay for the Securities? (Page 12)

A.	We expect that the maximum aggregate cost of purchasing the Securities, including all fees and expenses applicable to the Offer, will be approximately $185 million. We anticipate that the source of the funds necessary to purchase Securities tendered in the Offer, as well as to pay related fees and expenses, will be approximately $40 million of cash on hand, approximately $25 million of revolving borrowings and approximately $120 million of new term borrowings. Prior to the expiration date and as a condition to our obligation to purchase the Securities in the Offer, we intend to amend our existing credit agreement, which currently has a $75 million revolving credit facility, to permit the completion of the Offer and to provide for the new $120 million term loan. On August 28, 2003, we signed a commitment letter with our principal lender relating to the amended credit agreement.

Q.	What are the most significant conditions to the Offer? (Page 10)

A.	Our obligation to accept for payment, purchase or pay for any Securities tendered depends on a number of conditions, including:

•	our lenders shall have entered into an amended credit facility with us on terms acceptable to us, the amended credit facility shall have become effective, and at least $145 million of funding under the amended credit facility, including a new $120 million term loan, shall have become available to us as of the expiration date;

•	the market price of our Shares shall not have declined by more than 20% measured from the closing price of the Shares on the NYSE on August 28, 2003;

•	the S&P 500 Composite Index shall not have declined by more than 20% measured from the close of business on September 3, 2003;

•	no any adverse change in the U.S. equity or credit markets, shall have occurred during this Offer;

•	receipt by our Board of Directors of an opinion as to the Company’s capital surplus under Delaware law and solvency to be delivered at the expiration date;

•	no legal action shall have been threatened in writing, pending or otherwise taken that might adversely affect the Offer;

•	no person, entity or group shall have proposed, announced or made a tender or exchange offer (other than this Offer), merger, business combination or other similar transaction involving the Company; and

•	no material adverse change in our business, condition (financial or otherwise), assets, income, operations or prospects shall have occurred during this Offer.

Our purchase is not conditioned upon any minimum amount of either Shares or Options being tendered. The foregoing conditions are for the sole benefit of the Company and we may, in our exclusive judgment, assert or waive any of these conditions, other than those subject to applicable law, in whole or in part at any time and from time to time prior to the expiration of the Offer.

Q.	How do I tender my Shares? (Page 5)

A.	If you decide to tender your Shares you must either: deliver your Shares by mail, physical delivery or book-entry transfer and deliver a completed and signed Letter of Transmittal to the Depositary before 12:00 midnight, Eastern Time, on October 8, 2003; or, if your share certificates are not immediately available for delivery to the Depositary, comply with the guaranteed delivery procedure before 12:00 midnight, Eastern Time, on October 8, 2003.

Shares validly tendered with a Letter of Transmittal in the form distributed with the Original Offer to Purchase will be accepted notwithstanding subsequent changes made by the Company to the form of Letter of Transmittal. In addition, the Notice of Guaranteed Delivery distributed with the Original Offer to Purchase will be accepted notwithstanding subsequent changes made by the Company to the form of the Notice of Guaranteed Delivery.

If you have any questions, you should contact the Information Agent or your broker for assistance. The Information Agent’s contact information is located at the end of this summary term sheet.

Q.	How do I tender my Options? (Page 7)

A.	If you elect to tender any of your Options, you must properly complete and sign the Election to Tender Options and ensure that we receive the completed Election to Tender Options (or facsimile thereof) at the address or facsimile number provided in the Election to Tender Options, together with all other documents required thereby, before 12:00 midnight, Eastern Time, on October 8, 2003. If we extend the offer beyond that time, you must deliver these documents before the extended expiration of the Offer. We reserve the right to reject any or all tenders of Options that we determine are not in appropriate form or that we determine are unlawful to accept.

Options validly tendered with an Election to Tender Options in the form distributed with the Original Offer to Purchase will be accepted notwithstanding subsequent changes made by the Company to the form of the Election to Tender Options. Notwithstanding anything contained in the Election to Tender Options distributed with the Original Offer to Purchase, no tendering holder of Options shall be deemed to have read this Offer to Purchase, the Original Offer to Purchase or any Election to Tender Options distributed with this Offer to Purchase or the Original Offer to Purchase

Q.	Following the Offer, will the Company continue to be listed on the NYSE and be subject to reporting requirements under the Exchange Act? (Page 11)

A.	Yes. It is a condition of our obligation to purchase Shares in the Offer that there will not be a reasonable likelihood that the purchase will cause our Shares to be delisted from the NYSE or cause us to no longer be subject to the periodic reporting requirements of the Exchange Act. Therefore, we expect that the completion of the Offer will not result in the Shares being delisted from the NYSE or the Company no longer being subject to periodic reporting requirements under the Exchange Act.

Q.	Until what time can I withdraw previously tendered Securities? (Page 8)

A.	You may withdraw your tendered Securities at any time before 12:00 midnight, Eastern Time, on October 8, 2003 and, unless already accepted for payment by the Company, at any time after 12:00 midnight, Eastern Time, on October 29, 2003.

Q:	How do I withdraw previously tendered Shares? (Page 8)

A:	To withdraw Shares, you must deliver a written notice of withdrawal or a facsimile of one, with the required information to the Depositary, while you still have the right to withdraw the Shares.

Q:	How do I withdraw previously tendered Options? (Page 8)

A:	To withdraw Options, you must deliver a written notice of withdrawal or a facsimile of one, with the required information to us at the address or facsimile number provided in the Election to Tender Options, while you still have the right to withdraw the Options.

Q.	What do the Company and its Board of Directors think of the Offer? (Page 18)

A.	Our Board of Directors has approved the Offer. However, neither we nor our Board of Directors make any recommendation to you as to whether to tender or refrain from tendering your Securities. You must decide whether to tender your Securities and, if so, how many Securities to tender.

Q.	What is a recent market price of the Shares? (Page 12)

A.	We first publicly announced the Offer after the close of trading on the NYSE on August 28, 2003. On August 28, 2003, the last reported sale price of our Shares on the NYSE was $14.44. We urge you to obtain current market quotations for the Shares.

Q.	How will I be taxed for U.S. federal income tax purposes if I tender Shares? (Page 13)

A.	Our purchase of Shares from you pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. The cash you receive for your tendered Shares will generally be treated for U.S. federal income tax purposes either as consideration received in respect of a sale or exchange of the Shares purchased by us or as a distribution in respect of stock from us. See “Section 8. Certain U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax treatment of the Offer. We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer.

Q.	How will I be taxed for U.S. federal income tax purposes if I tender Options? (Page 17)

A.	Our purchase of Options from you pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. The cash you receive for your tendered Options pursuant to the Offer will be treated as ordinary compensation income to the person who was originally granted the Option, and the amount payable to you in the Offer will be subject to U.S. federal, and possibly also state and local, withholding. See “Section 8. Certain U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax treatment of the Offer. We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer.

Q.	Who do I contact if I have questions about the Offer? (Back Cover)

A.	For additional information or assistance, you may contact the Information Agent:

Mellon Investor Services LLC

44 Wall Street

7th Floor

New York, NY 10005

Call Toll Free: (800) 549-9249

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This Offer to Purchase contains forward-looking statements, with respect to the Offer and our financial condition, results of operations, objectives, future performance and business.

We based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. The following factors could cause our actual results to differ materially from those implied by the forward-looking statements in this Offer to Purchase:

•	our ability to continue to recruit and retain qualified temporary healthcare professionals and to attract and retain operational personnel;

•	our ability to enter into contracts with hospitals and other healthcare facility clients on terms attractive to us and to secure orders related to those contracts;

•	the attractiveness to hospitals and healthcare facility clients of our services;

•	changes in the timing of hospital and healthcare facility clients’ orders for and our placement of temporary healthcare professionals;

•	the general level of patient occupancy at our hospital and healthcare facility clients’ facilities;

•	the overall level of demand for services offered by temporary healthcare staffing providers;

•	increased utilization of permanent staff by our hospital and healthcare facility clients;

•	our ability to successfully implement our acquisition and integration strategies;

•	the effect of existing or future government regulation of the healthcare industry, and our ability to operate our business in compliance with these regulations;

•	the impact of medical malpractice and other claims asserted against us; and

•	our ability to carry out our business strategy.

Other factors that could cause actual results to differ from those implied by the forward-looking statements contained in this Offer to Purchase are set forth in our Annual Report on Form 10-K for the year ended December 31, 2002. We do not intend to update the forward-looking statements in this Offer to Purchase, except as may be required under applicable securities laws or as set forth in the Tender Offer Statement on Schedule TO that contains this Offer to Purchase.

In addition, there are specific risks or uncertainties associated with our expectations with respect to the Offer, including:

•	the market price of the Shares;

•	the timing, completion or tax status of the Offer; and

•	strategic decisions of management.

Further discussion of many of these factors is presented in the summary term sheet, the introduction, “Section 9. Purpose of the Offer; Certain Effects of the Offer,” “Section 10. Certain Information Concerning the Company” and “Section 13. Future Plans of the Company.” Our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking statements. Accordingly, we cannot assure that any of the events anticipated by forward-looking statements will occur, or if they do, what impact they will have on our results of operations and our financial condition.

x

To the Holders of Securities

of AMN Healthcare Services, Inc.:

INTRODUCTION

We invite holders of our Shares to tender their Shares for purchase by us at a price of $18.00 per Share, net to the seller in cash, without interest. We also invite holders of Options that were outstanding as of September 2, 2003 to tender each such Option for purchase by us at a price equal to $18.00, less the applicable exercise price of such Option, net to the seller in cash, without interest. We will purchase Securities whose purchase price does not exceed $180.0 million in the aggregate, consisting of up to $175.0 million of Shares and up to $5.0 million of Options. Assuming we do not elect to increase the size of the Offer, we will not purchase more than 9,722,222 Shares or more than 487,860 Options (assuming the Options with the highest exercise prices are tendered). If more than $175.0 million in aggregate purchase price of Shares are tendered, the amount of Shares tendered by each holder thereof will be subject to proration. If more than $5.0 million in aggregate purchase price of Options are tendered, the amount of Options tendered by each holder thereof will be subject to proration. Shares and Options will be subject to two separate proration calculations. See “Section 1. Terms of the Offer; Expiration Date” for more details concerning the proration procedures. We also reserve the right, in our sole discretion but subject to any applicable legal requirements, to purchase more than $175.0 million in aggregate purchase price of Shares in the Offer and/or more than $5.0 million in aggregate purchase price of Options in the Offer.

The Offer is not conditioned upon any minimum amount of either Shares or Options being tendered. The Offer is, however, subject to other specified conditions, including, without limitation, the availability of necessary financing for the Offer. See “Section 5. Certain Conditions to the Offer.”

You should make your own decision whether to tender Securities and, if so, how many Securities to tender. Because our Board of Directors believes that the attractiveness of the Offer for each individual holder will depend upon that holder’s own investment profile and objectives and other circumstances, neither we nor our Board of Directors make any recommendation as to whether you should tender any or all your Securities pursuant to the Offer.

In making your decision, you should consider our reasons for making this Offer, including the current market price of the Shares. See “Section 6. Price Range of Shares” and “Section 9. Purpose of the Offer; Certain Effects of the Offer.”

As of September 2, 2003, there were 37,842,562 Shares issued and outstanding. As of September 2, 2003, there were outstanding options to acquire 6,541,689 Shares, of which 3,291,055 were exercisable and 3,138,030 were eligible to be tendered into the Offer. Assuming that the maximum amount of Shares were purchased in the Offer and no Options were purchased, those Shares would represent approximately 25.7% of the Shares outstanding as of September 2, 2003.

If, before the expiration date of the Offer (as described in “Section 1. Terms of the Offer; Expiration Date”) more than $175.0 million in aggregate purchase price of Shares, or such greater amount of Shares as we may decide to purchase, are validly tendered and not properly withdrawn, we will, upon the terms and subject to the conditions of the Offer, accept Shares for purchase, on a pro rata basis, from all Shares validly tendered and not properly withdrawn. If proration of tendered Shares is required, we will determine the proration factor promptly after the expiration date. The proration factor for Shares will be based on the ratio that the number of Shares tendered by a holder bears to the total number of Shares validly tendered into the Offer and not withdrawn prior to the expiration date.

If, before the expiration date of the Offer more than $5.0 million in aggregate purchase price of Options, or such greater amount of Options as we may decide to purchase, are validly tendered and not properly withdrawn, we will, upon the terms and subject to the conditions of the Offer, accept Options for purchase on a pro rata basis, from all Options validly tendered and not properly withdrawn. If proration of tendered Options is required, we will determine the proration factor promptly after the expiration date. The proration factor for Options will be based on the ratio that the number of Share equivalents underlying the Options validly tendered into the Offer by such holder bears to the total number of Share equivalents underlying all Options validly tendered into the Offer and not withdrawn before the expiration date. For purposes of calculating the proration factor for Options, the number of Share equivalents underlying Options will be based on the number of Share equivalents that would result from a cashless exercise of the relevant Options (valuing the Share equivalents at $18.00 each). Holders who tender Options with different exercise prices will be permitted to specify the order in which their Options will be taken in the proration process. If no order is specified, Options will be taken ratably based on number of Options.

The HW Stockholders, which together owned approximately 46.7% of the outstanding Shares as of September 2, 2003, have informed us that they intend to tender all of their Shares in the Offer. In addition, some of our directors and executive officers and their related parties (other than the HW Stockholders) have advised us that they intend to tender in the Offer Securities with an expected aggregate purchase price of approximately $8.5 million. As a result, we expect that the amount of any Securities that you tender will be subject to reduction through the proration procedures described in this Offer to Purchase, and this will likely be true even if we decide to increase the amount of Securities that we purchase pursuant to the Offer. All Shares not purchased pursuant to the Offer, including Shares not purchased because of proration, will be returned to the tendering holders at our expense. All Options not purchased pursuant to the Offer, including Options not purchased because of proration, will continue to be outstanding in accordance with their terms.

Tendering stockholders who have Shares registered in their name and who tender directly to the Depositary are not obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by us. Stockholders who hold their Shares through a custodian should consult their custodian to determine whether any charges will apply if the custodian tenders the Shares on their behalf. We will pay all reasonable charges and expenses incurred by Mellon Investor Services LLC, which has been appointed as the Depositary and the Information Agent for the Offer. See “Section 16. Fees and Expenses.”

Any tendering holder that is a U.S. person (including a resident alien) who fails to properly complete and sign the substitute Form W-9 that is included in the Letter of Transmittal may be subject to U.S. federal income tax backup withholding on the gross proceeds payable to such stockholder pursuant to the Offer unless such holder establishes that such holder is within the class of persons that is exempt from backup withholding (such as, among others, all corporations and certain foreign holders). In order for a foreign holder to qualify as an exempt recipient and, therefore, not subject to backup withholding, that holder must submit an IRS Form W-8BEN or other applicable form, signed under penalties of perjury attesting to that holder’s exempt status. Holders are urged to consult their tax advisor regarding the applicability of backup withholding to them and the availability of any exemption from backup withholding as well as the procedure for obtaining such an exemption. See “Section 8. Certain U.S. Federal Income Tax Consequences.” See also the Instructions of the Letter of Transmittal.

Our Shares are listed and traded on the NYSE under the symbol “AHS.” We first publicly announced the Offer after the close of trading on the NYSE on August 28, 2003. On August 28, 2003, the last reported sale price of the Shares on the NYSE was $14.44 per Share. See “Section 6. Price Range of Shares.” We urge you to obtain current market quotations for the Shares.

We urge you to read this Offer to Purchase and the related Letter of Transmittal carefully before deciding whether to tender your Securities.

THE OFFER

1.    TERMS OF THE OFFER; EXPIRATION DATE.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment, and will pay for, up to $180.0 million in aggregate purchase price of Securities validly tendered prior to the expiration date (as defined below) and not properly withdrawn as described in “Section 3. Withdrawal Rights,” consisting of up to $175.0 million of Shares and up to $5.0 million of Options. The Offer is not conditioned upon any minimum amount of either Shares or Options being tendered. The Offer is, however, subject to certain other conditions, including, without limitation, the availability of financing necessary for the Offer. See “Section 5. Certain Conditions to the Offer.” All Securities purchased pursuant to the Offer will be purchased at the offer price, net to the seller, in cash.

The term “expiration date” means 12:00 midnight, Eastern Time, on October 8, 2003, unless and until we, in our sole discretion, have extended the period during which the Offer is open, in which event the term “expiration date” means the latest time and date at which the Offer, as extended, expires. If the Offer is over-subscribed, Securities tendered before the expiration date will be subject to proration. Shares and Options will be subject to two separate proration calculations. The proration period will expire on the expiration date.

We reserve the right, in our sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of the extension to the Depositary and making a public announcement of the extension. See “Section 15. Extension of the Offer; Termination; Amendments.” We cannot guarantee, however, that we will exercise our right to extend the Offer. If we:

•	increase or decrease the price to be paid for Securities or pay a dealer to solicit tenders; or

•	increase or decrease the aggregate purchase price of Securities being sought;

and the Offer is scheduled to expire prior to expiration of a period ending on the tenth business day from the date that notice of this increase or decrease is first published, sent or given in the manner specified in “Section 15. Extension of the Offer; Termination; Amendments,” then the Offer will be extended until the expiration of such ten business day period. For the purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

All Shares not purchased pursuant to the Offer, including Shares not purchased because of proration, will be returned to the tendering holders at our expense promptly after the expiration date (which, in the event of proration, is expected to be not more than ten business days following the expiration date). Options not purchased in the Offer, including those not purchased because of proration, will continue to be outstanding in accordance with their terms.

Upon the terms and subject to the conditions of the Offer:

•	if the aggregate purchase price of Shares validly tendered and not properly withdrawn before the expiration date is less than or equal to $175.0 million (or such greater amount of Shares as we may elect to purchase pursuant to the Offer), we will purchase at the offer price all Shares so tendered and not properly withdrawn; and

•	if the aggregate purchase price of Options validly tendered and not properly withdrawn before the expiration date is less than or equal to $5.0 million (or such greater amount of Options as we may elect to purchase pursuant to the Offer), we will purchase at the offer price all Options so tendered and not properly withdrawn.

If the aggregate purchase price of Shares validly tendered and not properly withdrawn before the expiration date is greater than $175.0 million (or such greater amount of Shares as we may elect to purchase pursuant to the Offer), we will accept for purchase, upon the terms and subject to the conditions of the Offer, all Shares validly tendered and not properly withdrawn before the expiration date, on a pro rata basis with appropriate adjustments to avoid purchases of fractional Shares, as described below. Holders of fewer than 100 Shares will be prorated together with all other tendering holders of Shares.

If the aggregate purchase price of Options validly tendered and not properly withdrawn before the expiration date is greater than $5.0 million (or such greater amount of Options as we may elect to purchase pursuant to the Offer), we will accept for purchase, upon the terms and subject to the conditions of the Offer, all Options validly tendered and not properly withdrawn before the expiration date, on a pro rata basis with appropriate adjustments to avoid purchases of fractional Options, as described below. Holders of fewer than 100 Options will be prorated together with all other tendering holders of Options.

Consequently, all of the Securities that a holder tenders in the Offer may not be purchased. The HW Stockholders, which together owned approximately 46.7% of the outstanding Shares as of September 2, 2003, have informed us that they intend to tender all of their Shares in the Offer. In addition, some of our directors and executive officers and their related parties (other than the HW Stockholders) have advised us that they intend to tender in the Offer Securities with an expected aggregate purchase price of approximately $8.5 million. As a result, we expect that the amount of any Securities you tender that we will accept will be subject to reduction through the proration procedures described in this Offer to Purchase. Proration will still likely occur even if we decide to increase the aggregate purchase price of Securities that we purchase pursuant to the Offer.

Proration

If proration of tendered Shares or Options is required, we will determine the applicable proration factor or factors promptly after the expiration date. Shares and Options will be subject to two separate proration calculations. The proration factor for each holder tendering Shares will be based on the ratio that the number of Shares tendered by such holder bears to the total number of Shares validly tendered into the Offer and not withdrawn prior to the expiration date. The proration factor for each holder tendering Options will be based on the ratio that the number of Share equivalents underlying the Options validly tendered into the Offer by such holder bears to the total number of Share equivalents underlying all Options validly tendered into the Offer and not withdrawn before the expiration date. For purposes of calculating the proration factor for Options, the number of Share equivalents underlying Options will be based on the number of Share equivalents that would result from a cashless exercise of the relevant Options (valuing the Share equivalents at $18.00 each). Holders who tender Options with different exercise prices will be permitted to specify the order in which the Options will be taken in the proration process. If no order is specified, Options will be taken ratably based on number of Options. Because of the difficulty in determining the amount of Securities properly tendered and not properly withdrawn, we do not expect that we will be able to announce the final proration factor or commence payment for any Securities purchased pursuant to the Offer until approximately five business days after the expiration date. The preliminary results of any proration will be announced by press release as promptly as practicable after the expiration date. Holders of Securities may obtain preliminary proration information from the Information Agent and also may be able to obtain the information from their brokers.

Option proration example: The following example assumes all of the 3,138,030 Options are tendered (representing a total purchase price of $41,550,862) and that a specified holder tenders Options to purchase 9,000 Shares with an exercise price of $8.00 per Share (representing a total purchase price of $90,000 based on a purchase price of $10.00 per Option). Because all Options have been tendered into the Offer, the Offer will be over-subscribed, and all tenders of Options will be subject to proration. Based on the $5,000,000 aggregate purchase price for the Options in the Offer and a valuation of $18.00 per Share equivalent, the Company would accept Options representing a maximum of 277,778 Share equivalents ($5,000,000 ÷ $18.00) in the Offer. Also, based on a cashless exercise at $18.00 per Share equivalent, the Options tendered by all Option holders would represent a total of 2,308,381 Share equivalents ($41,550,862 ÷ $18.00). The Options tendered by the specified holder would represent a total of 5,000 Share equivalents ($90,000 ÷ $18.00). Therefore, the proration factor for that specified holder would be 0.21660% (5,000 ÷ 2,308,381), and the Company would accept Options from the specified holder representing 601.67 Share equivalents (0.21660% x 277,778). The number of the specified holder’s tendered Options that would represent 601.67 Share equivalents would be 1,083 (601.67 x $18.00 ÷ $10.00). The specified holder would therefore receive $10,830 for the 1,083 Options accepted (1,083 x $10.00), and the remaining 7,917 Options would remain outstanding in accordance with their terms.

Mailing

This Offer to Purchase and the related Letter of Transmittal will be mailed to recordholders of Shares whose names appear on our stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to custodians whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing. This Offer to Purchase, the related Letter of Transmittal and an Election to Tender Options will also be mailed to holders of outstanding vested and exercisable Options whose exercise prices were less than $18.00 per Share as of September 2, 2003.

2.    PROCEDURES FOR TENDERING SECURITIES.

Shares

Except as described below, in order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses printed on the back cover of this Offer to Purchase and either:

•	the certificates evidencing tendered Shares must be received by the Depositary at its address or these Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case on or prior to the expiration date; or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below.

The term “Agent’s Message” means a message, transmitted by electronic means to, and received by, the Depositary and forming a part of a Book-Entry Confirmation which states that The Depositary Trust Company (“DTC”) has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of this Book-Entry Confirmation, that this participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce this agreement against this participant.

Shares validly tendered with a Letter of Transmittal in the form distributed with the Original Offer to Purchase will be accepted notwithstanding subsequent changes made by the Company to the form of Letter of Transmittal.

Book-Entry Transfer.    The Depositary will establish accounts with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s system may make a book-entry delivery of Shares by causing DTC to transfer these Shares into the Depositary’s account in accordance with DTC’s procedures for the transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents, must, in any case, be received by the Depositary at one of its addresses printed on the back cover of this Offer to Purchase prior to the expiration date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees.    Signatures on all Letters of Transmittal must be guaranteed by a firm which is a member of the Security Transfer Agents Medallion Program or the New York Stock Exchange Medallion Guarantee Program (each, an “Eligible Institution”), except in cases where Shares are tendered:

•	by a registered holder of Shares who has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal; or

•	for the account of an Eligible Institution.

If a certificate is registered in the name of a person other than the signatory of the Letter of Transmittal, or if payment is to be made, or a certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the certificate, with the signature(s) on this certificate or stock powers guaranteed by an Eligible Institution. If the Letter of Transmittal or stock powers are signed or any certificate is endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these individuals should so indicate when signing and, unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.    If a stockholder desires to tender Shares pursuant to the Offer and the certificates evidencing his or her Shares are not immediately available or he or she cannot deliver the certificates and all other required documents to the Depositary prior to the expiration date, or he or she cannot complete the procedure for delivery by book-entry transfer on a timely basis, his or her Shares may nevertheless be tendered, provided that all the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by us, is received prior to the expiration date by the Depositary as provided below; and

•	the certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in connection with a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

A “trading day” is any day on which the NYSE and banks in New York City are open for business.

The Notice of Guaranteed Delivery distributed with the Original Offer to Purchase will be accepted notwithstanding subsequent changes made by the Company to the form of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form prescribed in the form of Notice of Guaranteed Delivery that we have made available.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the certificates evidencing these Shares, or a Book-Entry Confirmation of the delivery of these Shares, and the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal.

The method of delivery of certificates and all other required documents, including delivery through DTC, is at your own option and risk, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, we recommend that you use registered mail with return receipt requested, or an overnight courier, in either case, properly insured. In all cases, you should allow for sufficient time to ensure timely delivery.

Other Requirements.    By executing the Letter of Transmittal as described above, a tendering stockholder irrevocably appoints our designees as his or her proxies, each with full power of substitution, in the manner described in the Letter of Transmittal, to the full extent of his or her rights with respect to the Shares tendered by him or her and accepted for payment by us (and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All these proxies will be considered coupled with an interest in the tendered Shares. This appointment will be effective when, and only to the extent that, we accept these Shares for payment. Upon acceptance for payment, all prior proxies given by the stockholder with respect to these Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by the stockholder

(and, if given or executed, will not be deemed to be effective) with respect thereto. Our designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of the stockholder as they in their sole discretion may deem proper at any annual or special meeting of our stockholders or any adjournment or postponement of the meeting, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our payment for such Shares, we must be able to exercise full voting rights with respect to these Shares.

Options

You should NOT send any option agreement relating to Options that you are tendering with your Election to Tender Options.

For a holder of Options to validly tender Options pursuant to the Offer, a properly completed and duly executed Election to Tender Options, or facsimile thereof with any other required documents, must be received by us at or prior to 12:00 midnight, Eastern Time, on the expiration date at the address or facsimile number provided in the Election to Tender Options. If we extend the Offer beyond that time, you may tender Options at any time until the extended expiration of the Offer. The tendering of Options pursuant to the Offer by the procedure set forth above will constitute your acceptance of the terms and conditions of the Offer.

The method of delivery of the Election to Tender Options and all other required documents is at your election and risk. Delivery of these documents will be deemed made only when we actually receive them. If you choose to deliver by mail, the recommended method is by registered mail with return receipt requested, properly insured. If you choose to deliver by facsimile, we recommend that you confirm our receipt of the facsimile transmission by calling us at the phone number set forth in the Election to Tender Options. In all cases, sufficient time should be allowed to ensure timely delivery. No alternative, conditional or contingent tenders of Options will be accepted.

All tendered Options that we accept for purchase in the Offer will be deemed canceled, for purposes of the option agreements governing such Options, as of the time we make payment for such Options. All other Options, including those we do not accept for purchase because of proration, will remain outstanding in accordance with their terms.

Options validly tendered with an Election to Tender Options in the form distributed with the Original Offer to Purchase will be accepted notwithstanding subsequent changes made by the Company to the form of the Election to Tender Options. Notwithstanding anything contained in the Election to Tender Options distributed with the Original Offer to Purchase, no tendering holder of Options shall be deemed to have read this Offer to Purchase, the Original Offer to Purchase or any Election to Tender Options distributed with this Offer to Purchase or the Original Offer to Purchase.

General

We will determine, in our sole discretion, questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Securities which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders that we determine are not in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any condition of the Offer or any defect or irregularity in the tender of any particular Securities or any particular holder, whether or not similar defects or irregularities are waived in the case of other holders, and our interpretation of the terms and conditions of the Offer will be final and binding on all persons. No tender of Securities will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of the Company, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification.

Our acceptance for payment of Securities pursuant to any of the procedures described above will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions of the Offer.

Any tendering holder that is a U.S. person (including a resident alien) who fails to properly complete and sign the substitute Form W-9 that is included in the Letter of Transmittal may be subject to U.S. federal income tax backup withholding on the gross proceeds payable to such holder pursuant to the Offer unless such holder establishes that such holder is within the class of persons that is exempt from backup withholding (such as, among others, all corporations and certain foreign holders). In order for a foreign holder to qualify as an exempt recipient and, therefore, not subject to backup withholding, that holder must submit an IRS Form W-8BEN or other applicable form, signed under penalties of perjury attesting to that holder’s exempt status. Holders are urged to consult their tax advisor regarding the applicability of backup withholding to them and the availability of any exemption from backup withholding as well as the procedure for obtaining such an exemption. See “Section 8. Certain U.S. Federal Income Tax Consequences.” See also the Instructions of the Letter of Transmittal.

3.    WITHDRAWAL RIGHTS.

Tenders of Securities made pursuant to the Offer are irrevocable, except that tendered Securities may be withdrawn at any time prior to the expiration date and, unless we have accepted these tendered Securities for payment pursuant to the Offer, may also be withdrawn at any time after 12:00 midnight, Eastern Time, on October 29, 2003. If we extend the Offer, are delayed in our acceptance for payment of Securities or are unable to accept Securities for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Securities, and these tendered Securities may not be withdrawn except to the extent that tendering holders are entitled to withdrawal rights as described in this Section 3.

Withdrawals of tenders of Securities may not be rescinded, and Securities properly withdrawn will be deemed not validly tendered for purposes of the Offer. However, withdrawn Securities may be retendered by again following the procedures described in “Section 2. Procedures for Tendering Securities,” at any time prior to the expiration date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal whose determination will be final and binding. None of the Company, the Depositary, the Information Agent or any other person will be under a duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Shares

For a withdrawal of Shares to be effective and proper, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses printed on the back cover page of this Offer to Purchase. The notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the amount of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered those Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of these certificates, the serial numbers shown on these certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless these Shares to be withdrawn have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in “Section 2. Procedures for Tendering Securities,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares or must otherwise comply with DTC’s procedures.

Options

For a withdrawal of Options to be effective and proper, a written or facsimile transmission notice of withdrawal must be timely received by us at the address or facsimile number provided in the Election to Tender Options. The notice of withdrawal must be signed by the person who tendered the Options and have the following information to be considered properly completed: such person’s name and the grant date, exercise price and number of options subject to the grant to be withdrawn.

4.    ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SECURITIES.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment, and will pay for, promptly after the expiration date, Shares with an aggregate purchase price of up to $175.0 million and Options with an aggregate purchase price of $5.0 million, in each case that are validly tendered and not properly withdrawn prior to the expiration date.

Subject to applicable rules of the SEC, we expressly reserve the right to delay acceptance for payment of, or payment for, Securities in anticipation of governmental regulatory approvals. We remain, however, obligated to pay the purchase price of the Securities accepted for payment promptly after expiration of the Offer.

Shares

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•	the certificates evidencing these Shares or timely confirmation (which we refer to as a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in “Section 2. Procedures for Tendering Securities;”

•	the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described in “Section 2. Procedures for Tendering Securities”) in lieu of the Letter of Transmittal; and

•	any other documents required by the Letter of Transmittal.

Options

Payment for properly tendered Options accepted in accordance with the Offer will be made promptly after the expiration date.

General

For purposes of the Offer, we will be deemed to have accepted for payment, and thus purchased, Securities validly tendered and not properly withdrawn, if and when we give oral or written notice to the Depositary, as agent for the tendering holders, of our acceptance for payment of those Securities pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Securities accepted for payment pursuant to the Offer will be made by deposit of the offer price for those Securities with the Depositary, which will act as agent for tendering holders for the purpose of receiving payments from us and transmitting these payments to tendering holders whose Securities have been accepted for payment. Under no circumstances will interest on the offer price for Securities be paid, regardless of any delay in making such payment.

Payment for Securities may be delayed in the event of difficulty in determining the amount of Securities properly tendered or if proration is required. See “Section 1. Terms of the Offer; Expiration Date.” We remain, however, obligated to pay the purchase price of the Securities accepted for payment promptly after expiration of the Offer. In addition, if certain events occur, we may not be obligated to purchase Securities pursuant to the Offer. See “Section 5. Certain Conditions to the Offer.”

We will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any Securities to us or our order pursuant to the Offer. If, however, payment of the purchase price is to be made to, or a portion of the Securities delivered (whether in certificated form or by book-entry) but not tendered or not purchased are to be registered in the name of, any person other than the registered holder, or if tendered Securities are registered in the name of any person other than the person signing the Letter of Transmittal (unless this person is signing in a representative or fiduciary capacity), the amount of any stock transfer taxes (whether imposed on the registered holder, this other person or otherwise) payable on account of the transfer to this person will be deducted from the purchase price unless satisfactory evidence of the payment of these taxes, or exemption from these taxes is submitted. See Instruction 6 to the Letter of Transmittal.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if certificates are submitted evidencing more Shares than are tendered, certificates evidencing unpurchased Shares will be returned, without expense to the tendering holder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in “Section 2. Procedures for Tendering Securities,” those Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer. All Options not purchased pursuant to the Offer, including Options not purchased because of proration, will continue to be outstanding in accordance with their terms.

5.    CERTAIN CONDITIONS TO THE OFFER.

Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) our right to extend, amend or terminate the Offer as set forth in “Section 15. Extension of the Offer; Termination; Amendments,” we will not be required to accept for payment, purchase or pay for any Securities tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase and the payment for Securities tendered, subject to Rule 13e-4(f) promulgated under the Exchange Act, if, at any time on or after September 4, 2003 and before the expiration of the Offer, any of the following events has occurred (or have been determined in our reasonable judgment to have occurred):

•	our lenders have not entered into an amended credit facility with us on terms acceptable to us, such amended credit facility shall not have become effective, or at least $145 million of funding under such amended credit facility, including a new $120 million term loan, shall not have become available to us as of the expiration date;

•	our Board of Directors has not received an opinion as to the Company’s capital surplus under Delaware law and solvency on the expiration date;

•	any suit, action or proceeding before any court, agency, authority or other tribunal by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign is threatened in writing or pending (a) challenging our acquisition of any Securities, seeking to restrain or prohibit our making or consummating by the Offer or otherwise relating to the Offer; or (b) which otherwise is reasonably likely to have a material adverse effect on us;

•	any statute, rule, regulation, legislation, judgment, order or injunction is threatened in writing, proposed, sought, enacted, entered, enforced, promulgated, amended or issued with respect to, or deemed applicable to, or any consent or approval is withheld with respect to, us or otherwise relates in any manner to the Offer, in each case, by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in the immediately preceding bullet above;

•	any of the following events has occurred:

•	any general suspension of trading in, or limitation on prices for, securities on the NYSE for a period in excess of 24 hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchange or market not related to market conditions);

•	any suspension of, or material limitation on, the markets for U.S. currency exchange rates;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•	any limitation (whether or not mandatory) by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign, on, or other event that would reasonably be expected to materially adversely affect, the extension of credit by U.S. banks or other U.S. lending institutions;

•	a commencement or escalation of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States that would reasonably be expected to have a material adverse effect on the financial markets in the United States;

•	any decrease in the market price of the Shares in excess of 20% measured from the closing price of the Shares on the NYSE on August 28, 2003;

•	any decline in the S&P 500 Composite Index by an amount in excess of 20% measured from the close of business on September 3, 2003; or

•	in the case of any of the foregoing existing on the date of this Offer to Purchase, a material acceleration or worsening thereof;

•	any tender or exchange offer with respect to the Securities (other than this Offer), or any merger, acquisition, business combination or other similar transaction with or involving us, has been proposed, announced or made by any person or entity;

•	any change has occurred or be threatened in, or any adverse development has arisen concerning, our business, condition (financial or otherwise), income, operations or prospects, in any case (individually or in the aggregate) which is reasonably likely to have a materially adverse effect on us;

•	(i) any person, entity or “group” (as that term is used in Section 13(d)(3) of the Exchange Act) has acquired, or proposed to acquire, beneficial ownership of more than 5% of the outstanding Shares (other than a person, entity or group which had publicly disclosed such ownership in a Schedule 13D or 13G (or an amendment thereto) on file with the SEC prior to September 4, 2003); (ii) any new group has been formed that beneficially owns more than 5% of the outstanding Shares; or (iii) any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or made a public announcement reflecting an intent to acquire us or any of our assets or securities; or

•	there is a reasonable likelihood that the purchase of Securities pursuant to the Offer will cause the Shares not continuing to be eligible to be listed on the NYSE or the Company not to be subject to the periodic reporting requirements of the Exchange Act.

The foregoing conditions are for our sole benefit and we may, in our exclusive judgment, assert or waive any of these conditions, other than those subject to applicable law, in whole or in part at any time and from time to time prior to the expiration of the Offer. Our failure at any time prior to the expiration of the Offer to exercise any of the foregoing rights will not be deemed a waiver of any of these rights, the waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each of these rights, other than those subject to applicable law, will be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the Offer.

6.    PRICE RANGE OF SHARES.

The Shares have traded on the NYSE under the symbol “AHS” since our initial public offering on November 13, 2001. Prior to that time there was no public trading market for our common stock. The following table sets forth, for the calendar quarters indicated, the high and low sale prices per Share as reported on the NYSE.

	High	Low
2001
Fourth Quarter (since November 13, 2001)	$27.90	$21.00
2002
First Quarter	$28.40	$20.50
Second Quarter	$37.40	$26.00
Third Quarter	$35.06	$17.50
Fourth Quarter	$21.80	$13.41
2003
First Quarter	$18.95	$9.25
Second Quarter	$13.09	$8.90
Third Quarter (through August 28, 2003)	$15.12	$12.20

We first publicly announced the Offer after the close of trading on the NYSE on August 28, 2003. On August 28, 2003, the last reported sale price of the Shares was $14.44. We have not historically paid dividends on our common stock and we expect our amended credit facility to limit our ability to pay dividends. We urge you to obtain current market quotations for the Shares.

7.    SOURCE AND AMOUNT OF FUNDS.

We expect that the maximum aggregate cost of purchasing the Securities, including all fees and expenses applicable to the Offer, will be approximately $185.0 million. We anticipate that the source of the funds necessary to purchase Securities tendered in the Offer, as well as to pay related fees and expenses, will be approximately $40 million of cash on hand, approximately $25 million of revolving borrowings and approximately $120 million of new term borrowings under our existing credit facility, as we propose to amend it.

Under our existing revolving credit facility, we have $75.0 million in borrowing capacity. The facility has a maturity date of December 31, 2006 and contains a letter of credit sub-facility and a swing-line loan sub-facility. Borrowings under our existing revolving credit facility bear interest at floating rates based upon either a LIBOR or prime interest rate option selected by us, plus a spread. The credit agreement governing our existing facility contains financial compliance covenants, including a minimum fixed charge coverage ratio, a maximum leverage ratio and has other customary covenants. As of September 2, 2003, we had no borrowings outstanding under our existing credit facility.

In connection with and as a condition to the Offer, we intend to enter into an amendment to our existing credit facility with a syndicate of financial institutions led by Bank of America, N.A. to permit the Offer to be completed and to provide for, among other things, the existing $75.0 million secured revolving facility, letter of credit sub-facility and swing-line facility and a new $120.0 million secured term loan facility maturing in 2008. There will be no mandatory reductions in availability under the revolving credit facility. We will be required to make annual mandatory amortization payments on the term loan of $6.0 million, beginning in 2004. We expect to have approximately $50.0 million available under our revolving credit facility after completion of the Offer. On August 28, 2003, we signed a commitment letter with Bank of America, N.A. relating to the amended credit facility.

We expect borrowings under our amended revolving credit facility and new term facility to bear interest at varying rates equal to a percentage amount over LIBOR or a base rate, at our option. The amended credit agreement will require that at least 50% of the principal amount of the term loan outstanding at the time of funding be subject to hedging agreements to protect against interest rate risk for the first two years, and we may enter into additional hedging agreements to protect against interest rate risk. As is the case with our existing credit agreement, we expect our obligations under our amended credit facility to be secured by a perfected first priority security interest in substantially all of our assets and certain of our subsidiaries’ assets and jointly and severally guaranteed by certain of our subsidiaries.

As is the case with our existing credit agreement, we expect that the credit agreement governing our amended credit facility will contain financial compliance covenants, including a minimum fixed charge coverage ratio and a maximum leverage ratio, as well as customary events of default. Similar to our existing credit agreement, it is likely that our amended credit agreement will contain covenants that limit our ability to:

•	incur debt (including subordinated debt);

•	repurchase our capital stock (although repurchases in the Offer will be permitted);

•	incur liens or other encumbrances;

•	merge, consolidate or sell substantially all our property or business;

•	sell assets, other than inventory;

•	make investments or acquisitions;

•	make capital expenditures;

•	enter into an unrelated line of business; and

•	pay dividends.

Our amended credit agreement will also contain a provision that requires us to reduce our term and/or revolving borrowings with a portion of our “excess cash flow” (as defined in the amended credit agreement).

The Offer is conditioned upon our lenders agreeing to enter into the amended credit facility with us on terms acceptable to us, such amended credit facility becoming effective, and at least $145 million of funding under such amended credit facility, including the $120 million new term loan, becoming available to us on the expiration date. See “Section 5. Certain Conditions to the Offer.” We do not have alternate financing arranged to complete the Offer in the event this does not occur. We have no plans or arrangements to refinance or repay the loans under the amended credit facility other than pursuant to its terms.

8.    CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES.

The following is a general summary of the material U.S. federal income tax consequences to certain holders (as defined below) whose Securities are purchased by us pursuant to the Offer. The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date of this Offer to Purchase and all of which are subject to differing interpretations or change, possibly with retroactive effect, which could result in federal income tax consequences that are materially different from those discussed below. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of their particular circumstances and is limited to holders that hold the Securities as capital assets within the meaning of Section 1221 of the Code. This summary does not deal with foreign, state, local, estate or gift tax consequences that may be relevant to holders in light of their personal circumstances. In addition, this summary does not address the tax treatment of special classes of holders, such as banks, insurance companies, tax-exempt entities, financial institutions, broker-dealers, persons holding Securities as part of a hedging or conversion transaction or as part of a “straddle,” persons subject to the alternative minimum tax, or U.S. expatriates. We have not sought, and will not seek, any ruling from the IRS or opinion of counsel with respect to the tax consequences discussed in this Offer to Purchase. Consequently, the IRS may disagree with or challenge any of the tax consequences discussed in this Offer to Purchase.

For purposes of this summary, a “U.S. holder” means a beneficial owner of Securities who is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, including any entity treated as a corporation for U.S. tax purposes, or partnership, including any entity treated as a partnership for U.S. tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, (i) that is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust; or (ii) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes under applicable Treasury regulations.

As used in this summary, the term “non-U.S. holder” means a beneficial owner of Securities who is not a U.S. holder.

We urge you to consult your own tax advisor concerning the U.S. federal, state, local, estate or gift tax consequences of you of tendering Securities pursuant to the Offer in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction or under any applicable tax treaty.

Consequences of the Offer to U.S. Holders of Shares

Characterization of the Purchase—Distribution vs. Sale Treatment.    Our purchase of Shares from a U.S. holder pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. As a consequence of any such purchase, a U.S. holder will, depending on the U.S. holder’s particular circumstances, be treated either as having sold the U.S. holder’s Shares or as having received a distribution in respect of such U.S. holder’s Shares. The purchase of Shares pursuant to the Offer will be treated as a sale if a U.S. holder meets any of the three tests discussed below (the “Section 302 tests”). The purchase will be treated as a distribution if the U.S. holder does not satisfy any of these tests.

We cannot predict whether any particular U.S. holder will be subject to sale or distribution treatment. Given the HW Stockholders’ intention to tender all of their Shares, the Offer is likely to be oversubscribed. Therefore, the likely proration of tenders pursuant to the Offer will cause us to accept from each stockholder fewer Shares than are tendered by the stockholder. Consequently, we can give no assurance that a sufficient number of any particular U.S. holder’s Shares will be purchased pursuant to the Offer to ensure that this purchase will be treated as a sale or exchange, rather than as a distribution, for U.S. federal income tax purposes pursuant to the rules discussed below.

A U.S. holder that satisfies any of the Section 302 tests explained below will be treated as having sold the Shares purchased by us pursuant to the Offer and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received under the Offer and the U.S. holder’s tax basis in such Shares. This capital gain or loss will be long-term capital gain or loss if the U.S. holder held the Shares for more than one year as of the date of our purchase pursuant to the Offer. Currently the maximum long-term capital gain rate for individual U.S. holders is 15%. Certain limitations apply to the deductibility of capital losses by U.S. holders. A U.S. holder must calculate gain or loss separately for each block of Shares (generally, shares acquired at the same cost in a single transaction) that we purchase from a U.S. holder under the Offer. A U.S. holder may be able to designate which blocks and the order of such blocks of Shares to be tendered pursuant to the Offer.

If a U.S. holder does not satisfy any of the Section 302 tests explained below, the full amount received by the U.S. holder with respect to our purchase of Shares under the Offer will be treated as a distribution to the U.S. holder with respect to the U.S. holder’s Shares. This distribution will be treated as a dividend to the U.S. holder to the extent of the U.S. holder’s share of our current and accumulated earnings and profits, if any, as determined under U.S. federal income tax principles. Such a dividend would be includible in the U.S. holder’s gross income as ordinary income, currently taxable at a maximum rate for individual U.S. holders of 15% if certain holding period and other requirements are met, without reduction for the tax basis of the Shares exchanged, and no current loss would be recognized. As of the date of this Offer to Purchase, we believe that we have accumulated earnings and profits as of December 31, 2002 and that we will have current earnings and profits for 2003, but the total amount of such current and accumulated earnings and profits will be less than the aggregate amount that we will be paying for tendered Shares. We can give no assurance, however, that this will be the case. To the extent that the amount received by a U.S. holder exceeds the U.S. holder’s share of our current and accumulated earnings and profits, the excess first will be treated as a tax-free return of capital to the extent, generally, of the U.S. holder’s tax basis in all of its Shares and the U.S. holder’s tax basis in all of its Shares will be reduced (but not below zero) by such excess. Any remainder will be treated as capital gain from the sale of Shares. To the extent that a tendering U.S. holder’s tax basis in all of its Shares exceeds the amount treated as a tax-free return of capital, as described above, such excess will generally be added to the tax basis in any Shares retained by such holder. In October 2002, the Treasury Department proposed an amendment to the Treasury regulations that would change the rule described in the preceding sentence. In particular, rather than the basis of redeemed shares being added to the basis of remaining shares, the basis of such shares would be treated as giving rise to a loss at such time as the state of facts that caused the purchase to be treated as a distribution no longer exist (for example, when the tendering U.S. holder has completely terminated its ownership interest in the Company). Such proposed regulation is not, however, currently effective. Holders are urged to consult their tax advisors regarding the applicability and effect of this proposed regulation to them. To the extent that a corporate U.S. holder receives a dividend, as described above, it will be eligible for a dividends received deduction (subject to applicable limitations) and subject to the “extraordinary dividend” rules of the Code. Further, to the extent that our purchase of an individual U.S. holder’s Shares under the Offer is treated as the receipt by the U.S. holder of a dividend taxed at the 15% rate described above, any loss on the sale or exchange of the individual U.S. holder’s retained Shares will be treated as long-term capital loss to the extent of such dividend, even if such loss would not otherwise be so characterized.

Section 302 Tests—Determination of Sale or Distribution Treatment.    Our purchase of Shares pursuant to the Offer will be treated as a sale of the Shares by a U.S. holder if any of the following Section 302 tests are satisfied:

•	as a result of the purchase, there is a “complete redemption” of the U.S. holder’s equity interest in the Company;

•	as a result of the purchase, there is a “substantially disproportionate” reduction in the U.S. holder’s equity interest in the Company; or

•	the receipt of cash by the U.S. holder is “not essentially equivalent to a dividend.”

As indicated above, if none of these tests is met with respect to a particular U.S. holder, then our purchase of Shares pursuant to the Offer will be treated as a distribution.

In applying the Section 302 tests, the constructive ownership rules of section 318 of the Code apply. Thus, a U.S. holder is treated as owning not only Shares actually owned by such holder but also Shares actually (and in some cases constructively) owned by certain related entities and individuals. Pursuant to the constructive ownership rules, a U.S. holder will be considered to own Shares owned, directly or indirectly, by certain members of the holder’s family and certain entities (such as corporations, partnerships, trusts and estates) in which the U.S. holder has an equity interest, as well as Shares which the U.S. holder has an option to acquire.

•	Complete Redemption. Our purchase of Shares pursuant to the Offer will result in a “complete redemption” of a U.S. holder’s equity interest in the Company, if, immediately after the sale, such holder owns, actually and constructively, no Shares. In applying the “complete redemption” test, certain U.S. holders may be able to waive the application of constructive ownership through the family attribution rules, provided that these holders comply with the provisions of section 302(c) of the Code and applicable Treasury regulations. U.S. holders wishing to satisfy the “complete redemption” test through satisfaction of the special conditions set forth in Section 302(c) of the Code should consult their tax advisors concerning the mechanics and desirability of those conditions.

•	Substantially Disproportionate. In general, our purchase of a U.S. holder’s Shares pursuant to the Offer will be “substantially disproportionate” as to a U.S. holder if, immediately after the purchase, the percentage of the outstanding Shares of the Company that the U.S. holder actually and constructively owns is less than 80% of the percentage of the outstanding Shares actually and constructively owned by the U.S. holder immediately before the purchase.

•	Not Essentially Equivalent to a Dividend. Our purchase of a U.S. holder’s Shares pursuant to the Offer will be treated as “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in the U.S. holder’s proportionate interest in the Company, given the U.S. holder’s particular facts and circumstances. The IRS has indicated in published rulings that even a small reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held corporation is minimal and who exercises no control over corporate affairs should constitute a “meaningful reduction.” U.S. holders who intend to qualify for sale treatment by demonstrating that the proceeds received from us are “not essentially equivalent to a dividend” are strongly urged to consult their tax advisor because this test will be met only if the reduction in such holder’s proportionate interest in us is “meaningful” given the particular facts and circumstances of the holder in the context of the Offer.

If a U.S. holder sells Shares to persons other than us, gain or loss recognized on such sales will be capital gain or loss and will be long-term capital gain or loss if the holder held the Shares for more than one year at the date of the sale. If such sale occurs at or about the time such holder also sells Shares pursuant to the Offer, and the various sales effected by the U.S. holder are part of an overall plan to reduce or terminate such holder’s proportionate interest in us, then the sales to persons other than us may, for federal income tax purposes, be integrated with the U.S. holder’s exchange of Shares pursuant to the Offer and, if integrated, should be taken into account in determining whether such holder satisfies any of the Section 302 tests with respect to Shares sold to us.

Consequences to U.S. holders who do not tender Shares pursuant to the Offer.    U.S. holders who do not tender Shares pursuant to the Offer will not incur any U.S. federal income tax liability as a result of the consummation of the Offer.

Consequences of the Offer to Non-U.S. Holders of Shares

Characterization of the Purchase—Distribution vs. Sale Treatment.    The U.S. federal income tax treatment of our purchase of Shares from a non-U.S. holder pursuant to the Offer will depend on whether such holder is treated, based on the non-U.S. holder’s particular circumstances, as having sold the tendered Shares or as having received a distribution in respect of such non-U.S. holder’s Shares. The appropriate treatment of our purchase of Shares from a non-U.S. holder will be determined in the manner described above (see “Consequences of the Offer to U.S. Holders; The Offer to Purchase Shares; Section 302 Tests.”).

A non-U.S. holder that satisfies any of the Section 302 tests explained above will be treated as having sold the Shares purchased by us pursuant to the Offer. A non-U.S. holder will generally not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale of Shares unless any one of the following is true:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. and, if an applicable tax treaty requires, attributable to a U.S. permanent establishment maintained by such non-U.S. holder;

•	the non-U.S. holder is an individual who is present in the U.S. for 183 or more days in the taxable year of the sale pursuant to the Offer and certain other requirements are met; or

•	our Shares constitute a United States real property interest by reason of our status as a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of (i) the period during which the non-U.S. holder holds Shares or (ii) the 5-year period ending on the date the non-U.S. holder disposes of Shares pursuant to the Offer and, assuming that our Shares are regularly traded on an established securities market for tax purposes, the non-U.S. holder held, directly or indirectly, at any time within the five-year period preceding such disposition more than 5% of such regularly traded Shares.

We believe that we are not currently and do not anticipate becoming a USRPHC.

Individual non-U.S. holders who are treated, for U.S. federal income tax purposes, as having sold their Shares to us pursuant to the Offer and that are present in the U.S. for 183 days or more during the year will be taxed on their gains from sale of Shares, net of applicable U.S. gains and losses from sale or exchanges of other capital assets incurred during the year, at a flat rate of 30%. Other non-U.S. holders who are treated as having sold their Shares to us pursuant to the Offer and that are subject to U.S. federal income tax on such sale generally will be taxed on such disposition in the same manner in which citizens or residents of the U.S. would be taxed.

If a non-U.S. holder does not satisfy any of the Section 302 tests explained above, the full amount received by the non-U.S. holder with respect to our purchase of Shares under the Offer will be treated a distribution to the non-U.S. holder with respect to the non-U.S. holder’s Shares. The treatment, for U.S. federal income tax purposes, of such distribution as a dividend, a tax-free return of capital, or as a capital gain from the sale of Shares will be determined in the manner described above (see “Consequences of the Offer to U.S. Holders; The Offer to Purchase Shares; Characterization of the Purchase—Distribution vs. Sale Treatment.”). To the extent that amounts received by a non-U.S. holder with respect to our purchase of Shares under the Offer are treated as a dividends, such dividends will generally be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty, provided we have received proper certification of the application of such income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. Amounts treated as dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the U.S. or, if provided in an applicable income tax treaty, dividends that are attributable to a permanent establishment in the United States, are not subject to the U.S. withholding tax, but are instead taxed in the manner applicable to U.S. persons, as described above. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the U.S. may be subject to a branch profits tax at a 30% rate, or a lower rate specified in an applicable income tax treaty.

Consequences to non-U.S. holders who do not tender Shares pursuant to the Offer.    Non-U.S. holders who do not tender Shares pursuant to the Offer will not incur any U.S. federal income tax liability as a result of the consummation of the Offer.

Considerations Relevant to U.S. and Non-U.S. Holders of Shares

Information Reporting and Backup Withholding.    Payments in connection with the Offer may be subject to “backup withholding”. Under the U.S. federal income tax backup withholding rules, a holder may be subject to backup withholding with respect to a payment of cash pursuant to the Offer unless the holder:

•	is a corporation or comes within certain other exempt categories (including financial institutions, tax-exempt organizations and non-U.S. stockholders) and is able to demonstrate such status in accordance with applicable Treasury regulations; or

•	provides a correct TIN and certifies, under penalties of perjury, that he or she is not subject to backup withholding, and otherwise complies with applicable requirements of the information reporting and backup withholding rules.

Any amount withheld under these rules will be creditable against the holder’s U.S. federal income tax liability or refundable to the extent that it exceeds such liability if the holder provides the required information to the IRS. A holder that does not provide a correct TIN may also be subject to penalties imposed by the IRS in certain circumstances. Holders should consult their own tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

Consequences of the Offer to Holders of Options

Our purchase of Options from you pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. The cash you receive for your tendered Options pursuant to the Offer will be treated as ordinary compensation income to the person who was originally granted the Option, and the amount payable to you in the Offer will be subject to U.S. federal, and possibly also state and local, withholding (including payroll taxes) owed by the original grantee.

If you do not tender your Options in the Offer, you will not have any U.S. federal income tax liability as a result of the consummation of the Offer. If an Option holder intends to exercise an Option and tender Shares received on exercise in the Offer, the Option holder should consult his or her own tax advisor.

You are advised to consult your own tax advisor regarding the U.S. federal, state, local, foreign, estate and gift tax consequences of exchanging Securities for cash pursuant to the Offer in light of your own particular circumstances.

9.    PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER.

Purpose and Background of the Offer

Our Board of Directors met twice, on August 22, 2003 and August 27, 2003, to consider and evaluate the proposed Offer. At the meetings, the Board considered the cash position, capital structure, business and operations of the Company. The Board also considered the various possible alternative uses of the Company’s cash other than the Offer, which included seeking acquisition opportunities, continuing the existing share repurchase program and declaring dividends. In its evaluation of the Offer, the Board also considered the sources of financing for the Offer as well as the valuation of the Company and methods for determining the purchase price in the Offer. An outside valuation firm was also engaged to deliver an opinion as to the solvency of the Company and the availability of capital surplus for dividends under the General Corporation Law of the State of Delaware. That firm delivered a favorable opinion at the August 27 meeting. After due consideration and discussion, at the August 27 meeting, the Board unanimously authorized the Company to make the Offer and enter into the transactions related to it, including the financing for the Offer.

As a result of its deliberations and its consideration of, among other things, the Offer, the report and opinion of the outside valuation firm and the financial position and operations of the Company, our Board of Directors expects that we will have sufficient capital surplus under Delaware law to make the purchases of the Securities in the Offer. As of June 30, 2003, on a pro forma basis, after giving effect to the amendment of our credit facility and the transactions contemplated by the Offer, we would have had cash and cash equivalents of approximately $3.5 million, along with approximately $50.0 million of availability under our revolving credit facility. Our Board believes that, after the Offer, our cash flows from operations, cash on hand and available borrowings will provide sufficient working capital for our operations. For more information regarding the pro forma effect of the Offer and the amendment of our credit facility, please see the summary unaudited pro forma consolidated financial information contained in Section 10.

Under the terms of its engagement, the outside valuation firm that delivered its favorable opinion on August 27, 2003 is also required to deliver an updated opinion at the expiration date. Receipt of this opinion is a condition precedent to our obligation to purchase the Securities in the Offering. See “Section 5. Certain Conditions to the Offer.”

On August 28, 2003, we signed a commitment letter with our principal lender to provide financing for the Offer and announced that we intended to commence the Offer. For more information about the proposed financing arrangements, please see “Section 7. Source and Amount of Funds.”

Certain Effects of the Offer

This Offer allows stockholders an opportunity to:

•	realize in cash, subject to proration, at least a portion of their investment in the Company;

•	sell a portion of their Shares while retaining a continuing equity interest in the Company; and

•	in some cases, sell Shares for cash without the usual transaction costs associated with open market sales.

This Offer also allows holders of vested and exercisable Options to realize the equity value of their Options.

Our purchase of Shares pursuant to the Offer will reduce the number of Shares of our common stock that might otherwise trade publicly. As of August 28, 2003, the average daily trading volume over the past six months in our common stock has been approximately 334,000 Shares. It is possible that, depending on the number of

Shares purchased from stockholders other than HW Stockholders, market activity in our common stock after the Offer will be less than it has been in recent times. Following completion of the Offer, the reduction in the number of outstanding Shares may result in a reduction in the volume of trading in our Shares, and, therefore, it may be more difficult for investors to buy or sell significant amounts of our Shares, and any such transactions might materially affect the market price.

Stockholders who determine not to accept the Offer will realize a proportionate increase in their relative ownership interest in the Company. Stockholders may be able to sell non-tendered Shares in the future at a net price higher than the purchase price in the Offer. We can give no assurance, however, as to the price or prices at which a stockholder may be able to sell his or her Shares in the future, which may be higher or lower than the purchase price paid by us in the Offer.

Based on the published guidelines of the NYSE, we believe that our purchase of Shares pursuant to the Offer will not cause the remaining Shares to cease to be listed on the NYSE.

The Shares are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our stockholders and to the SEC. We believe that our purchase of Shares pursuant to the Offer will not result in the Shares ceasing to be subject to the periodic reporting requirements of the Exchange Act.

The Shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Following the repurchase of Shares pursuant to the Offer, the remaining Shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin regulations.

Our Board of Directors has authorized the Offer. However, neither we nor our Board of Directors make any recommendation to you as to whether to tender or refrain from tendering your Securities, and neither has authorized any person to make any recommendation. You are urged to evaluate carefully all information in the Offer, consult with your own investment and tax advisors and make your own decision whether to tender and, if so, how many Securities to tender.

10.    CERTAIN INFORMATION CONCERNING THE COMPANY.

Our common stock trades on the NYSE under the symbol “AHS.” Our principal offices are located at 12400 High Bluff Drive, Suite 100, San Diego, California 92130. Our telephone number is (858) 792-0711.

Recent Trends

From 1996 through 2000, temporary healthcare staffing industry revenue grew at a compound annual growth rate of 13%, and this accelerated to a compound annual growth rate of approximately 21% from 2000 to 2002. Recently, the demand for temporary healthcare professionals has declined due to a number of factors. In particular, we believe hospitals have increased their nurse recruitment and efforts to maximize the utilization of permanent staff and the cost-effectiveness of outsourced staffing solutions. In addition, because of the current economic conditions, we believe permanent staff at our hospital clients have been less likely to leave their positions, creating fewer vacancies and fewer opportunities for us to place our temporary healthcare professionals.

As a result of these factors, during the quarter ended June 30, 2003, our revenue and net income declined 4% and 10%, respectively, from the comparable period during 2002. We also expect our revenue and net income to decline during the quarter ended September 30, 2003 on a sequential and year-over-year basis. The declines in demand experienced in our industry during this year could also result in continued declines in revenue and net income in subsequent quarters. While the demand for our services has been relatively unchanged since April 2003, we ultimately expect demand for temporary healthcare professionals to increase over the long term due to demographic and other factors; however, no assurance can be given that the growth rate in the temporary healthcare staffing industry will return to the levels experienced in the past. This may adversely affect our future financial results.

Summary Historical Consolidated Financial Information

The summary historical consolidated financial information for our fiscal years 2002 and 2001 has been derived from our audited consolidated financial statements contained in our Annual Report on Form 10-K for our fiscal year ended December 31, 2002. This information should be read in conjunction with and is qualified in its entirety by reference to such audited financial statements and the related notes thereto. The summary historical consolidated financial information for the six months ended June 30, 2003 and 2002 has been derived from our unaudited consolidated financial statements contained in our Quarterly Report on Form 10-Q for the six months ended June 30, 2003. This information should be read in conjunction with and is qualified in its entirety by reference to such unaudited financial statements and the related notes thereto.

	Years Ended December 31,				Six Months Ended June 30,
	2002		2001		2003		2002
	(dollars and shares in thousands, except per share data)
Consolidated Statements of Operations:
Revenue	$775,683		$517,794		$383,129		$365,191
Cost of revenue	586,900		388,284		296,387		276,602

Gross profit	188,783		129,510		86,742		88,589

Expenses:
Selling, general and administrative (excluding non-cash stock-based compensation)	97,666		71,483		44,849		47,132
Non-cash stock-based compensation(1)	874		31,881		437		436
Amortization	369		5,562		191		174
Depreciation	3,470		2,151		2,074		1,428
Transaction costs(2)	139		1,955		—		139

Total expenses	102,518		113,032		47,551		49,309

Income from operations	86,265		16,478		39,191		39,280
Interest (income) expense, net	(343)		13,933		197		(151)

Income before income taxes and extraordinary item	86,608		2,545		38,994		39,431
Income tax expense	34,252		1,476		15,405		15,773

Income before extraordinary item	52,356		1,069		23,589		23,658
Extraordinary loss on extinguishment of debt, net of tax benefit	—		(5,455)		—		—

Net Income (loss)	$52,356		$(4,386)		$23,589		$23,658

Net Income (loss) per common share:
Basic	$1.23		$(0.14)		$0.60		$0.56

Diluted	$1.12		$(0.14)		$0.56		$0.50

Weighted average shares outstanding:
Basic	42,534		30,641		39,056		42,443

Diluted	46,805		30,641		42,379		47,198

Other Data:
Ratio of earnings to fixed charges(3)	64.8	x	1.2	x	59.9	x	57.0	x

(1)	Non-cash stock-based compensation represents compensation expense related to our stock option plans to reflect the difference between the fair market value and the exercise price of stock options previously issued to our officers.
(2)	Transaction costs represent costs incurred in connection with our initial public offering in 2001 and our acquisition of Healthcare Resource Management Corporation in 2002.
(3)	For purposes of computing the ratio of earnings to fixed charges, earnings consists of earnings from continuing operations before income tax expense, plus fixed charges, less capitalized interest for all periods presented. Fixed charges consist of interest expense whether expensed or capitalized and the estimated interest component of rental expense.

	December 31, 2002	December 31, 2001	June 30, 2003
	(dollars in thousands, except per share data)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$40,135	$31,968	$43,507
Total current assets	188,653	151,940	173,296
Noncurrent assets	160,121	156,989	163,494
Total assets	348,774	308,929	336,790
Current liabilities	51,348	35,462	51,568
Long-term debt	—	—	—
Total noncurrent liabilities	1,602	1,562	1,440
Stockholders’ equity	295,824	271,905	283,782
Tangible book value per common share	$3.74	$4.66	$3.75

Summary Unaudited Pro Forma Consolidated Financial Information

The following summary unaudited pro forma consolidated financial information gives effect to:

•	the acquisition of approximately 9.7 million Shares for an aggregate purchase price of $175.0 million;

•	the acquisition and cancellation of 361,216 Options for an aggregate purchase price of $5.0 million;

•	the use of $40.0 million of cash on hand for the purchases of Securities;

•	the incurrence of $120.0 million of indebtedness under our new term loan, bearing interest at an assumed rate of 6.5%, and the use of the proceeds therefrom for the purchases of Securities;

•	the incurrence of $25.0 million of indebtedness under our amended revolving credit facility, bearing interest at an assumed rate of 6.5%, and the use of the proceeds therefrom for the purchases of Securities; and

•	the payment of approximately $5.0 million of fees and expenses in connection with the Offer.

Our unaudited pro forma consolidated balance sheet is based on our historical balance sheet as of June 30, 2003 and has been prepared to reflect the transactions described above as if they had occurred on June 30, 2003. Our unaudited pro forma consolidated statements of operations are based on our historical statements of operations for the year ended December 31, 2002 and the six months ended June 30, 2003 and give effect to the transactions described above as if they had occurred on January 1, 2002. Our unaudited pro forma financial information should be read in conjunction with our historical financial statements and the notes thereto, which are incorporated by reference in this Offer to Purchase, as described below.

The unaudited pro forma consolidated financial information does not give effect to a non-recurring compensation charge of approximately $1.1 million related to the acquisition and cancellation of Options tendered in the Offer, which will be recognized upon completion of the Offer.

The unaudited pro forma financial information is intended for informational purposes only and is not necessarily indicative of our future financial position or future results of operations after the transactions described above, or our financial position or results of operations, respectively, had those transactions actually been effected on June 30, 2003 and January 1, 2002, respectively.

	Year Ended December 31, 2002				Six Months Ended June 30, 2003
	Historical		Pro-Forma		Historical		Pro-Forma
	(dollars and shares in thousands, except per share data)
Consolidated Statements of Operations:
Revenue	$775,683		$775,683		$383,129		$383,129
Cost of revenue	586,900		586,900		296,387		296,387

Gross profit	188,783		188,783		86,742		86,742

Expenses:
Selling, general and administrative (excluding non-cash stock-based compensation)	97,666		97,666		44,849		44,849
Non-cash stock-based compensation(1)	874		874		437		437
Amortization	369		369		191		191
Depreciation	3,470		3,470		2,074		2,074
Transaction costs(2)	139		139		—		—

Total expenses	102,518		102,518		47,551		47,551

Income from operations	86,265		86,265		39,191		39,191
Interest (income) expense, net	(343)		9,586		197		5,015

Income before income taxes	86,608		76,679		38,994		34,176
Income tax expense	34,252		30,330		15,405		13,502

Net Income	$52,356		$46,349		$23,589		$20,674

Net Income per common share:
Basic	$1.23		$1.41		$0.60		$0.70

Diluted	$1.12		$1.26		$0.56		$0.64

Weighted average shares outstanding
Basic	42,534		32,811		39,056		29,334

Diluted	46,805		36,745		42,379		32,393

Other Data:
Ratio of earnings to fixed charges(3)	64.8	x	7.8	x	59.9	x	7.2	x

(1)	Non-cash stock-based compensation represents compensation expense related to our stock option plans to reflect the difference between the fair market value and the exercise price of stock options previously issued to our officers.
(2)	Transaction costs represent costs incurred in connection with our acquisition of Healthcare Resource Management Corporation in 2002.
(3)	For purposes of computing the ratio of earnings to fixed charges, earnings consists of earnings from continuing operations before income tax expense, plus fixed charges, less capitalized interest for all periods presented. Fixed charges consist of interest expense whether expensed or capitalized and the estimated interest component of rental expense.

	June 30, 2003
	Historical	Pro Forma
	(dollars in thousands, except per share data)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$43,507	$3,507
Total current assets	173,296	133,296
Noncurrent assets	163,494	166,743
Total assets	336,790	300,039
Current liabilities	51,568	57,568
Long-term debt	—	139,000
Total noncurrent liabilities	1,440	140,440
Stockholders’ equity	283,782	102,031
Tangible book value per common share	$3.75	$(1.31)

Where You Can Find More Information

We have filed a Tender Offer Statement on Schedule TO with the SEC that includes additional information relating to the Offer. In addition, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of the information on file with the SEC at the following location:

Public Reference Room

450 Fifth Street, N.W.

Room 1200

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and some of our SEC filings are available on the SEC’s web site located at http://www.sec.gov/. In addition, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports, are made available, free of charge, through our website, www.amnhealthcare.com/investors, as soon as reasonably practicable after being filed with or furnished to the SEC.

Our common stock is listed on the NYSE. Reports and other information concerning the Company may be inspected at the offices of the NYSE, 11 Wall Street, New York, New York 10005.

Documents Incorporated by Reference

The SEC allows us to “incorporate by reference” information into this Offer to Purchase, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Offer to Purchase, except for any information superseded by information in this Offer to Purchase or in any document subsequently filed with the SEC which is also incorporated by reference. This Offer to Purchase incorporates by reference the documents set forth below, including the exhibits that these documents specifically incorporate by reference, that we have previously filed with the SEC. These documents contain important information about us and our financial performance.

•	Annual Report on Form 10-K for the year ended December 31, 2002 (as filed on March 19, 2003); and

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2003 and June 30, 2003 (as filed on May 14, 2003 and August 11, 2003, respectively).

You can obtain any of these documents from us or from the SEC’s public reference facilities or web site at the addresses described above. These documents are available from us without charge. You can obtain any of these documents by requesting them in writing or by telephone from us at 12400 High Bluff Drive, Suite 100, San Diego, California 92130, telephone: (866) 792-0711. Please be sure to include your complete name and address in your request. If you request any documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request. In addition, these documents are available, free of charge, on our website, www.amnhealthcare.com/investors.

11.    INTERESTS OF DIRECTORS AND OFFICERS AND PRINCIPAL STOCKHOLDERS.

As of September 2, 2003, there were 37,842,562 Shares issued and outstanding. As of September 2, 2003, there were outstanding options to acquire 6,541,689 Shares of our common stock, of which 3,291,055 were exercisable and 3,138,030 were eligible to be tendered into the Offer. Assuming that the maximum amount of Shares were purchased in the Offer, those Shares would represent approximately 25.7% of the Shares outstanding as of September 3, 2003. The following table sets forth certain information as of September 2, 2003 regarding (i) each of our executive officers and directors, (ii) each person controlling us and (iii) all of our executive officers and directors as a group. To the best of our knowledge, each such person has sole voting and investment power over the Shares shown in this table, except as otherwise indicated.

Name	Number of Shares Beneficially Owned	Percent of Class
Robert B. Haas(1)	17,666,300	46.7%
HWH Capital Partners, L.P.	8,213,573	21.7%
HWH Nightingale Partners, L.P.	6,296,077	16.6%
HWP Nightingale Partners II, L.P.	2,269,949	6.0%
HWP Capital Partners II, L.P.	886,701	2.3%
Steven C. Francis(2)	2,155,143	5.4%
William F. Miller III(3)	177,544	*
Douglas D. Wheat(4)	—	—
Michael R. Gallagher(5)	1,800	*
Andrew M. Stern(6)	2,300	*
Susan R. Nowakowski(7)	315,841	*
Donald R. Myll(8)	153,242	*
All directors and executive officers as a group(9)	20,472,170	50.9%

*	Less than 1%
(1)	Represents Shares held by the following entities:
•	8,213,573 Shares held by HWH Capital Partners, L.P.
•	6,296,077 Shares held by HWH Nightingale Partners, L.P.
•	2,269,949 Shares held by HWP Nightingale Partners II, L.P.
•	886,701 Shares held by HWP Capital Partners II, L.P.

The ultimate general partner of each of these limited partnerships is either a limited liability company or a corporation, in each case controlled by Mr. Haas. By virtue of his control over each such limited liability company and corporation, Mr. Haas has sole voting and dispositive power over these 17,666,300 Shares. The address of each of the limited partnerships listed above is c/o Haas Wheat & Partners, L.P., 300 Crescent Court, Suite 1700, Dallas, Texas 75201.

(2)	Includes 214,422 Shares owned by the Francis Family Trust dated May 24, 1996, of which Mr. Francis and his wife Gayle Francis are each Trustees, and 2,400 Shares held in the aggregate by the children of Mr. Francis in custodial accounts under the control of Mr. Francis and Gayle Francis. As a result, Mr. Francis has investment power over these Shares and is therefore deemed to have beneficial ownership of these Shares. Also includes 1,938,221 Shares deemed to be beneficially owned by reason of the right to acquire such Shares within 60 days of September 4, 2003. Mr. Francis’ and the Francis Family Trust’s address is c/o AMN Healthcare Services, Inc., 12400 High Bluff Drive, Suite 100, San Diego, California 92130.

(3)	Mr. Miller’s address is c/o Health Management Systems, Inc., 2100 McKinney, Suite 1801, Dallas, Texas 75201. Includes 1,800 Shares deemed to be beneficially owned by reason of the right to acquire such Shares within 60 days of September 4, 2003.
(4)	Mr. Wheat’s address is c/o Haas Wheat Partners, L.P., 300 Crescent Court, Suite 1700, Dallas, Texas 75201.
(5)	Mr. Gallagher’s address is c/o Playtex Products, Inc., 300 Nyala Farms Road, Westport, Connecticut 06880. Includes 1,800 Shares deemed to be beneficially owned by reason of the right to acquire such Shares within 60 days of September 4, 2003.
(6)	Mr. Stern’s address is c/o Sunwest Communications, Inc., 5956 Sherry Lane, Dallas, Texas 75225. Includes 1,800 Shares deemed to be beneficially owned by reason of the right to acquire such Shares within 60 days of September 4, 2003.
(7)	Ms. Nowakowski’s address is c/o AMN Healthcare Services, Inc., 12400 High Bluff Drive, Suite 100, San Diego, California 92130. Includes 315,541 Shares deemed to be beneficially owned by reason of the right to acquire such Shares within 60 days of September 4, 2003.
(8)	Mr. Myll’s address is c/o AMN Healthcare Services, Inc., 12400 High Bluff Drive, Suite 100, San Diego, California 92130. Includes 150,142 Shares deemed to be beneficially owned by reason of the right to acquire such Shares within 60 days of September 4, 2003.
(9)	The percentage of outstanding Shares owned includes 17,666,300 Shares owned by the HW Stockholders and 214,422 Shares owned by the Francis Family Trust dated May 24, 1996. Includes 2,409,304 Shares deemed to be beneficially owned by reason of the right to acquire such Shares within 60 days of September 4, 2003.

Our directors, executive officers and their related parties may participate in the Offer on the same basis as our other stockholders. The HW Stockholders have informed the Company that they intend to tender all of their 17,666,300 Shares. Steven C. Francis has informed the Company that he does not intend to tender any of the Shares or Options he beneficially owns. Susan R. Nowakowski and Donald R. Myll have informed the Company that they intend to tender all of their Options and none of their Shares. William F. Miller III has informed the Company that he intends to tender all of his Shares. The purchase price of Ms. Nowakowski’s Options, Mr. Myll’s Options and Mr. Miller’s Shares would be approximately $4.1 million, $1.2 million and $3.2 million, respectively, all of which we expect will be subject to significant proration on the same basis as tenders by other holders of Shares or Options, as applicable. Except as described in this paragraph, to our knowledge none of our other directors or affiliates currently intend to tender Shares or Options.

We also have a share repurchase program under which we have made a number of repurchases in the 60 days prior to the commencement of the Offer. See “Section 12. Transactions and Arrangements Concerning the Securities.” Certain of our executive officers and directors have entered into stock option agreements and employment agreements with us. See “Section 12. Transactions and Arrangements Concerning the Securities.” Except for outstanding options to purchase Shares granted to those persons, based upon our records and upon information provided to us by our directors and executive officers, to our knowledge, none of our directors or executive officers, nor any of their associates, has effected any transactions in the Securities during the 60 days prior to the date of the Offer.

12.    TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SECURITIES.

Registration Rights Agreement

In consideration for approving amendments to our certificate of incorporation and by-laws necessary to complete our initial public offering and amending their existing registration rights so that we may have a uniform set of registration rights, we entered into a registration rights agreement with the HW Stockholders, BancAmerica Capital Investors SBIC I, L.P., Steven Francis and the Francis Family Trust upon the completion of our initial public offering in November 2001. Subject to several exceptions, including our right to defer a demand registration under certain circumstances, the HW Stockholders may require that we register for public resale under the Securities Act all Shares they request be registered at certain times, and BancAmerica Capital

Investors may require that we register for public resale under the Securities Act all Shares they request be registered at any time after one year following our initial public offering. The HW Stockholders may demand five registrations and BancAmerica Capital Investors may demand one registration, in each case so long as the securities being registered in each registration statement are reasonably expected to produce aggregate proceeds of $5 million or more. If we become eligible to register the sale of our securities on Form S-3 under the Securities Act, the HW Stockholders have the right to require us to register the sale of the common stock held by them on Form S-3, subject to offering size and other restrictions. BancAmerica Capital Investors, Steven Francis and the Francis Family Trust are entitled to piggyback registration rights with respect to any registration request made by the HW Stockholders, and the HW Stockholders, Steven Francis and the Francis Family Trust are entitled to piggyback registration rights with respect to the registration request made by BancAmerica Capital Investors. If the registration requested by the HW Stockholders or BancAmerica Capital Investors is in the form of a firm underwritten offering, and if the managing underwriter of the offering determines that the number of securities to be offered would jeopardize the success of the offering, the number of Shares included in the offering shall be determined as follows: (i) first, Shares offered by the HW Stockholders, BancAmerica Capital Investors, Steven Francis and the Francis Family Trust (pro rata, based on their respective ownership of our common equity), (ii) second, Shares offered by stockholders other than the HW Stockholders, BancAmerica Capital Investors, Steven Francis and the Francis Family Trust (pro rata, based on their respective ownership of our common equity) and (iii) third, Shares offered by the Company.

In addition, upon our initial public offering the HW Stockholders, BancAmerica Capital Investors, Steven Francis and the Francis Family Trust were granted piggyback rights on any registration for our account or the account of another stockholder. If the managing underwriter in an underwritten offering determines that the number of securities offered in a piggyback registration would jeopardize the success of the offering, the number of Shares included in the offering shall be determined as follows: (i) first, Shares offered by the Company for its own account and (ii) second, Shares offered by the stockholders (pro rata, based on their respective ownership of our common equity).

In connection the registrations described above, we have agreed to indemnify the HW Stockholders, BancAmerica Capital Investors, Steven Francis and the Francis Family Trust.

Share Repurchase Program

We have repurchased Shares in open market or in privately negotiated transactions from time to time pursuant to our share repurchase program. In November 2002, our Board of Directors authorized the repurchase of up to $100 million of Shares in open market or privately negotiated transactions from time to time through December 31, 2003. As of August 5, 2003, we had repurchased $73.7 million, including commissions, of Shares pursuant to this repurchase program. When we began evaluating the possibility of making the Offer, we suspended repurchases under the program.

The table below sets forth the repurchases by us of Shares under our share repurchase program during the 60 days prior to September 4, 2003. All of the Shares were repurchased in open market transactions on the NYSE:

Settlement Date	Shares Purchased	Price Per Share
7/07/2003	8,000	$12.39
7/08/2003	8,000	12.39
7/09/2003	8,000	12.33
7/10/2003	7,700	12.93
7/11/2003	7,500	13.32
7/14/2003	7,300	13.52
7/15/2003	7,400	13.41
7/16/2003	7,100	14.01
7/17/2003	6,900	14.29
7/18/2003	6,800	14.60
7/21/2003	6,800	14.51
7/22/2003	6,900	14.39
7/23/2003	7,100	14.06
7/24/2003	7,200	13.71
7/25/2003	7,200	13.87
7/28/2003	7,100	13.96
7/29/2003	7,100	13.90
7/30/2003	7,200	13.82
7/31/2003	7,200	13.84
8/01/2003	7,100	13.98
8/04/2003	7,200	13.81
8/05/2003	7,000	14.14

Stock Option Plans

In July 2001, the Company’s 2001 Stock Option Plan (the “2001 Plan”) was established to provide a means to attract and retain employees. The maximum number of options to be granted under the 2001 Plan is 2,178,013. Subject to certain conditions, unless the 2001 Plan is otherwise modified, a maximum of 544,500 options may be granted to any one person in any calendar year. Exercise prices will be determined at the time of grant and will be no less than fair market value of the Shares. Unless otherwise provided at the time of the grant, the options vest and become exercisable in increments of 25% on each of the first four anniversaries of the date of grant. The 2001 Plan expires on July 23, 2011. At June 30, 2003, 98,981 Shares were reserved for future grants under the 2001 Plan.

In November 1999, the Company established two performance stock option plans, the 1999 Performance Stock Option Plan and the 1999 Super Performance Stock Option Plan (collectively, the “1999 Plans”), to provide for the grant of options to the Company’s senior management. The number of Shares authorized for issuance under the 1999 Plans is 5,532,923. At June 30, 2003, 351,274 Shares were reserved for future grants under the 1999 Plans. The 1999 Plans terminate on November 18, 2009. Pursuant to the amended provisions of the 1999 Plans, all options granted prior to the Company’s initial public offering under the 1999 Plans are fully vested. At least 50% of each holder’s options became exercisable during 2002.

Employment and Severance Agreements

The Company is party to an employment agreement with Steven C. Francis which provides that Mr. Francis will serve as the Company’s Chief Executive Officer and as a member of the Board of Directors until December 31, 2003 (and thereafter automatically for additional one-year periods unless either party gives prior written notice of its intent to terminate the agreement) or until the Company terminates his employment or he resigns, if earlier. The agreement provides that Mr. Francis will receive a base salary of $300,000 per year (increased annually at the discretion of the Board of Directors), an annual bonus opportunity subject to meeting certain performance based criteria, participation in the Company’s stock option plans, eligibility in the Company’s employee benefit plans and other benefits provided in the same manner and to the same extent as to the Company’s other senior management.

Mr. Francis’s employment agreement provides that he will receive severance benefits if the Company voluntarily terminates his employment for any reason other than “cause” (as defined in the agreement), in the event of his disability or death or if he terminates his employment for “good reason” (as defined in the agreement). In the event of such termination, Mr. Francis or his estate, as applicable, will be entitled to any earned but unpaid base salary, an immediate lump sum severance payment of two years of base salary, plus his bonus for the year of termination. In addition, Mr. Francis has the right to resign for any reason or no reason within 90 days following a “change of control” (as defined in the agreement) and have such resignation be treated as “good reason.”

Under some circumstances, amounts payable under Mr. Francis’s employment agreement are subject to a full “gross-up” payment to make Mr. Francis whole in the event that he is deemed to have received “excess parachute payments” under Section 280G and 4999 of the Internal Revenue Code.

Mr. Francis’s employment agreement also contains a confidentiality agreement and a covenant not to solicit during its term and for a period of two years thereafter.

The Company also is party to executive severance agreements with two executive officers, Susan R. Nowakowski and Donald R. Myll. These executives’ severance agreements provide that they will receive severance benefits if the Company without cause (as defined in the agreements) terminates their at-will employment. Such benefits include cash payments over a 12-month period equal to their annual salary plus reimbursement for the COBRA costs for their health insurance for that 12-month period (or until the executive becomes eligible for comparable coverage under another employer’s health plans, if earlier). Each executive severance agreement contains a requirement that the executive execute the Company’s standard covenant not to solicit and general release of all claims form as a condition to receiving the severance payments.

Other Transactions and Arrangements

Except as otherwise described herein, neither we nor, to the best of our knowledge, any of our affiliates, directors or officers or any of the officers or directors of our affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any of our securities (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or other option arrangements, puts or calls, guaranties of loan, guaranties against loss or the giving or withholding of any proxies, consents or authorizations).

13.    FUTURE PLANS OF THE COMPANY.

In November 2002, our Board of Directors authorized the repurchase of up to $100 million of our common stock in open market or privately negotiated transactions. As of August 5, 2003, we had repurchased $73.7 million of Shares, including commissions, pursuant to this repurchase program. Subject to applicable securities laws, we may purchase additional Securities under this repurchase program after the Offer. See  “Section 12. Transactions and Arrangements Concerning the Securities.”

In addition, we may in the future purchase additional Securities in the open market, in private transactions, through additional tender offers or otherwise, subject to the approval of our Board of Directors. Future purchases may be on the same terms or on terms which are more or less favorable to stockholders than the terms of the Offer. Rule 13e-4 of the Exchange Act prohibits us and our affiliates from purchasing any Shares, other than pursuant to the Offer, until at least 10 business days after the Offer expires. Any future purchases by us will depend on many factors, including:

•	the market price of the Shares;

•	the results of this Offer;

•	our business and financial position; and

•	general economic and market conditions.

Our amended credit agreement will likely limit our ability to repurchase Shares. See “Section 7. Source and Amount of Funds.”

Shares that we acquire in the Offer will be restored to the status of authorized but unissued Shares and will be available for us to issue without further stockholder action (except as required by applicable law or rules or stock exchange regulations) for all purposes, including, but not limited to, the acquisition of other businesses, the raising of additional capital for use in our business and the satisfaction of obligations under existing or future employee benefit plans. We have no current plans for the reissuance of Shares we purchase pursuant to the Offer. Options we acquire in the Offer will be canceled.

The Board of Directors intends to increase the number of directors by one and to appoint Susan R. Nowakowski, our President, as a director.

Except as disclosed in this Offer to Purchase, we currently have no agreements that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

•	any change in the present Board of Directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer;

•	any other material change in the Company’s corporate structure or business;

•	any class of equity securities of the Company to be delisted from the NYSE;

•	any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

•	any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

From time to time, we may propose or evaluate various strategic alternatives and potential acquisition transactions and hold informal discussions with various third parties regarding those transactions.

14.    CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

To our knowledge, there is no license or regulatory permit that appears to be material to our business and that might be adversely affected by our acquisition of Securities pursuant to the Offer, or any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of Securities pursuant to the Offer. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought. While we do not currently intend to delay acceptance for payment of Securities tendered pursuant to the Offer pending the outcome of any matters, we cannot guarantee that any such approval or other action, if required, would be obtained without substantial conditions or that adverse consequences would not result to our business or that certain parts of our business would not have to be disposed of in the event that such approval were not obtained or such other actions were not taken or in order to obtain any such approval or other action.

Although we are authorized by the General Corporation Law of the State of Delaware to purchase or redeem our own Shares of capital stock, we may not do so except from the Company’s “surplus,” which is equal to the excess of the Company’s net assets (defined as the excess of total assets over total liabilities) over the aggregate par value of the Shares. In connection with our Board of Directors’ consideration of the Offer, an outside valuation firm delivered an opinion to the effect that the Company’s net assets would exceed the total par value of the Company’s issued Shares following the Offer.

15.    EXTENSION OF THE OFFER; TERMINATION; AMENDMENTS.

We expressly reserve the right, in our sole discretion and at any time or from time to time, to extend the period of time during which the Offer is open by making a public announcement of the extension. We cannot guarantee, however, that we will exercise our right to extend the Offer. During any extension, all Securities previously tendered will remain subject to the Offer, except to the extent that Securities may be withdrawn as described in “Section 3. Withdrawal Rights.” We also expressly reserve the right, in our sole discretion:

•	to terminate the Offer and not accept for payment any Securities not previously accepted for payment or, subject to Rule 13e-4(f)(5) under the Exchange Act (which requires us either to pay the consideration offered or to return the Securities tendered promptly after the termination or withdrawal of the Offer), to postpone payment for Securities upon the occurrence of any of the conditions specified in “Section 5. Certain Conditions to the Offer,” by making a public announcement of the termination; and

•	at any time, or from time to time, regardless of the existence of any of the conditions specified in “Section 5. Certain Conditions to the Offer,” to amend the Offer in any respect.

Amendments to the Offer may be effected by public announcement. Without limiting the manner in which we may choose to make a public announcement of any extension, termination or amendment, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any public announcement of these events, other than by making a release to the Dow Jones news service, except in the case of an announcement of an extension of the Offer, in which case we will have no obligation to publish, advertise or otherwise communicate this announcement other than by issuing a notice of this extension by press release or other public announcement, which will be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled expiration date. Material changes to information previously provided to holders of the Securities in this Offer or in documents furnished subsequently will be disseminated to holders of Securities in compliance with Rule 13e-4(e)(3) under the Exchange Act.

If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Those rules require that the minimum period during which an Offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price, change in dealer’s soliciting fee or change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. In a published release, the SEC has stated that in its view, an offer should remain open for a minimum of five business days from the date that notice of material change is first published, sent or given. If we:

•	increase or decrease the price to be paid for Securities or add a dealer’s soliciting fee; or

•	increase or decrease the amount of Securities being sought;

and the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from the date that notice of the increase or decrease is first published, sent or given in the manner specified above, the Offer will be extended until the expiration of such ten business day period.

16.    FEES AND EXPENSES.

Except as set forth below, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Securities pursuant to the Offer.

We have retained Mellon Investor Services LLC as the Depositary and the Information Agent in connection with the Offer. The Information Agent may contact holders of Securities by mail, telephone, facsimile and personal interview and may request custodians to forward materials relating to the Offer to beneficial owners.

As compensation for acting as the Depositary and the Information Agent in connection with the Offer, Mellon Investor Services LLC will receive reasonable and customary compensation for its services and will also be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws. We will reimburse custodians for customary handling and mailing expenses incurred by them in forwarding material to their customers.

17.    MISCELLANEOUS.

The Offer is being made to all holders of Securities. We are not aware of any jurisdiction where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of Securities pursuant to the Offer, we will make a good faith effort to comply with any such state statute or seek to have such statute declared inapplicable to the Offer. If, after this good faith effort, the Company cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Securities in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

We have not authorized any person to give any information or make any representation on our behalf not contained in this Offer to Purchase or in the related Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO, together with all exhibits, pursuant to Regulation M-A under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments to it, including exhibits, may be inspected and copies may be obtained from the offices of the SEC in the manner set forth in “Section 10. Certain Information Concerning the Company” (except that they will not be available at the regional offices of the SEC).

September 19, 2003	AMN HEALTHCARE SERVICES, INC.

Only manually signed copies of the Letter of Transmittal will be accepted. Letters of Transmittal and certificates for Shares should be sent or delivered by each stockholder or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

Mellon Investor Services LLC

By Registered or Certified Mail: Attention: Reorganization Dept. P.O. Box 3301 South Hackensack, NJ 07660	By Overnight Courier: Attention: Reorganization Dept. 85 Challenger Road Mail Stop-Reorg Ridgefield Park, NJ 07660	By Hand: Attention: Reorganization Dept. 120 Broadway 13th Floor New York, NY 10271

Any questions or requests for assistance or for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for the Offer is:

Mellon Investor Services LLC

85 Challenger Road

2nd Floor

Ridgefield Park, NJ 07660

Call Toll Free: (888) 689-1607